PE 3/26/2014

UNITED STATES NO ACT

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

[redacted]

14006048

Received SEC

MAR 28 2014

Washington, DC 20549

March 28, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 3-28-14

Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

Re: JPMorgan Chase & Co.
Incoming letter dated March 26, 2014

Dear Mr. Herbert:

This is in response to your letters dated March 26, 2014 and March 27, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by Investor Voice on behalf of Mercy A. Rome and the Equality Network Foundation. We also have received a letter from JPMorgan Chase dated March 27, 2014. On March 11, 2014, we issued our response expressing our informal view that JPMorgan Chase could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

March 27, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Request for Reconsideration of JPMorgan Chase & Co. Determination

Ladies and Gentlemen:

This letter is sent on behalf of two shareholders, Mercy Rome and the Equality Network Foundation (collectively, the "Proponents") and concerns the following exchange of letters between JPMorgan Chase & Co. ("JPM" or "JPMorgan" or "Company") and Investor Voice, SPC ("Investor Voice"):

- 1/14/2014 JPMorgan No-Action Request ("JPM Letter #1")
- 3/06/2014 Investor Voice response to No-Action Request
- 3/11/2014 JPMorgan supplemental letter ("JPM Letter #2")
- 3/11/2014 SEC Staff determination ("Determination")
- 3/26/2014 Investor Voice request for reconsideration ("IV Reconsideration")
- 3/27/2014 JPMorgan reply to request for reconsideration ("JPM Letter #3")

In its JPM Letter #3 the Company requests speedy consideration of the IV Reconsideration. The Proponents concur with this request, because the facts of the matter are clear in favor of Staff reconsidering and overturning its March 11 Determination.

The JPM Letter #3 also makes two basic assertions in regard to a denial of reconsideration, namely that:

(a) The Company's By-Laws, SEC Rules, and the Company's voting card were all referenced or included in the March 11 JPM Letter #2, and therefore "do not present additional information."

(b) The Company plans to expunge the words "withheld" and "withhold" from its 2014 proxy – including from the proxy statement, which for the six years since adoption of majority voting for directors (2008-2013) has included both words in its instructions regarding director elections.

However, neither of these assertions are grounds for denial of reconsideration, and in fact support inclusion of the Proposal in the Company's 2014 proxy statement.

There are four reasons Staff should consider the IV Reconsideration request and find it actionable:

1. Counter to the Company's somewhat misleading assertion noted in **Item (a)** above, none of these materials was "considered at the time" by Staff from the Proponents' perspective, because no opportunity was provided for Proponents to offer that perspective.

   This is an objective fact, given that the Company's representations were made on March 11 in JPM Letter #2, the very same day as Staff issued its initial Determination. This denied Proponents any opportunity to rebut Company arguments.

2. As thoroughly detailed in the IV Reconsideration request, the Proposal's use of the word "withheld" relied entirely upon the Company's own use of that word in its proxy statement(s) as well as in its By-Laws.

3. Prior Staff precedent documents that where a proponent identifies an error which arose out of a company's own publications, reconsideration may be granted; see *Entergy Corporation* (Feb. 27, 2013).

   In the current matter, because the language of the Proposal derived from the Company's own proxy statements (which used the word "withheld" in describing board elections), it is inappropriate to penalize the Proponents for the Company's purported error, and Staff's March 11 Determination should be reversed.

4. The Company's avowed plan to expunge the words "withheld" and "withhold" from its 2014 proxy is not probative on the question of whether the Proposal is vague, but rather appears to be a belated attempt to remove evidence that the Proposal is NOT vague.

IN CONCLUSION

The Proposal is not excludable under Staff precedents and principles of exclusion under Rule 14a-8(i)(3).

We deeply appreciate the significant amount of time and attention given by Staff to these various requests for consideration and reconsideration in regard to this important corporate governance issue.

Should Staff have questions or desire clarification in any regard, we are available for further discussion at: team@InvestorVoice.net or (206) 522-3055.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy Rome
Charles Gust, Equality Network Foundation
Anthony Horan - JPM <Anthony.Horan@chase.com>
Martin Dunn - MoFo <MDunn@mofo.com>

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

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MDunn@mofo.com

1934 Act/Rule 14a-8

March 27, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Investor Voice
Reply to Request for Staff Reconsideration of March 11, 2014 No-Action Letter

Dear Ladies and Gentlemen:

This letter concerns the March 26, 2014 letter of Investor Voice (***"Investor Voice"***) requesting that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) reconsider its response, dated March 11, 2014 (the ***"No-Action Letter"***) to a January 14, 2014 no-action request (the ***"No-Action Request"***) from us on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***).[1]

For the reasons discussed below, the Company is of the view that the Staff should not reconsider the position it expressed in the No-Action Letter. Further, as discussed below, due to the Company's schedule for printing and mailing proxy materials for its 2014 Annual Meeting of Shareholders and the delays created by the Proponent in the processing of the No-Action Request, the Company respectfully requests that the Staff concur with the Company's view promptly.

---

1 All materials relevant to the Staff's consideration of this matter are available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/investorvoice031114-14a8.pdf. In the interest of time necessitated by the late request for reconsideration of the No-Action Letter, we have not included those materials with this letter.

I. BACKGROUND AND NEED FOR PROMPT STAFF RESPONSE

The Staff issued the No-Action Letter on March 11, 2014. Below is the timeline preceding and following that No-Action Letter:

- December 11, 2013 – the Company receives the Proposal from Investor Voice;
- January 14, 2014 – the Company submits the No-Action Request;
- March 6, 2014 – Investor Voice responds to the No-Action Request;
- March 11, 2014 – the Company responds to the March 6, 2013 Investor Voice letter;
- March 11, 2014 – the Staff responds to the No-Action Request; and
- March 26, 2014 – Investor Voice requests reconsideration of the No-Action Letter.

To meet its deadlines under the proxy rules under the Securities Exchange Act of 1934, the Company is required to begin the printing process for its proxy materials on April 1, 2014. Given the 51 days Investor Voice waited to respond to the No-Action Request and the 15 days Investor Voice waited to request Staff reconsideration of the No-Action Letter, the Company is faced with only three business days to respond to that request for reconsideration and receive a position from the Staff before it finalizes its proxy materials for the 2014 Annual Meeting of Shareholders. As such, the Company respectfully requests that the Staff respond very promptly to the Investor Voice request for reconsideration.

We have concurrently sent copies of this correspondence to the Proponent.

II. THERE IS NO BASIS FOR RECONSIDERATION

On March 11, 2014, the Staff issued the No-Action Letter. In that No-Action Letter, the Staff noted the following: (1) "The proposal asks the board to amend the company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted for and against an item (or, "withheld" in the case of board elections)"; and (2) "There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite."

In the March 11, 2014 letter to the Staff, the Company noted, in addition to the bases for exclusion described in the No-Action Request, that the reference in the "RESOLVED" clause of the Proposal to "'withheld [votes]' in the case of board elections" is materially false and misleading as it (1) inaccurately asserts that the Company has a plurality voting standard in uncontested elections of directors and permits shareholders to withhold votes from director nominees on the Company's proxy card; (2) is inconsistent with both the majority voting standard adopted by the Company and the plurality voting system that the Proposal appears to be premised upon; and (3) does not address its operation in contested elections.

In Investor Voice's request for reconsideration of the No-Action Letter, it is argued that the Staff's position is belied by "(a) the By-Laws of the Company, (b) the SEC rules with respect to the voting card, and (c) the Company's own use of the term 'withheld' in describing the voting process for the election of directors..."

The Company respectfully disagrees with Investor Voice and is of the view that none of these matters present a basis for reconsideration. First, the terms of the Company's By-Laws were quoted and described in the Company's letter of March 11, 2014; as such, the relevant terms of the Company's By-Laws were considered at the time of the No-Action Letter and do not present additional information. Second, the SEC's rules with regard to the voting card were quoted and described in the Company's letter of March 11, 2014; as such, the language of those rules were considered at the time of the No-Action Letter and do not present additional information. Third, as noted in the March 11, 2014 letter, the operative materials – the Company's By-Laws and voting card – are clear that there is no opportunity to "withhold" votes with regard to the election of directors; while the Company acknowledges that the 2013 proxy statement referred to withholding, the proxy card made clear that withholding was not an option, consistent with the By-Laws. Further, JPM represents that the proxy statement and proxy card for the 2014 Annual Meeting of Shareholders will reference only "For," "Against," and "Abstain" as the voting options with regard to the election of directors.

With regard to the other positions expressed in the request for reconsideration, the Company is of the view that those positions are addressed in the Company's letters requesting the No-Action position and, as such, also do not present a basis for reconsideration of the Staff's No-Action Letter.

III. CONCLUSION

For the reasons discussed above, the Company believes that reconsideration of the No-Action Letter is not appropriate. Further, should the Staff be of the view that the No-Action Letter should be reconsidered, the Company respectfully requests that the Staff also reconsider the other bases upon which it has indicated its view that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8.

As noted above, the amount of time required to issue the No-Action Letter and the amount of time since the issuance of that No-Action Letter have caused the request for reconsideration to be so untimely as to cause the Company to face significant costs if the

Staff does not respond promptly. Accordingly, we respectfully request that the Staff address this matter as quickly as possible. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /SR

Martin P. Dunn
of Morrison & Foerster LLP

cc: Mr. Bruce T. Herbert, Chief Executive, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

March 26, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Request for Reconsideration of JPMorgan Chase & Co. Determination

Ladies and Gentlemen:

On behalf of two proponents, Mercy Rome and the Equality Network Foundation (collectively, the "Proponents"), we respectfully request that Staff reconsider the position taken in its no-action letter granted to JP Morgan Chase & Co. dated March 11, 2014 and further, that in the event the Staff declines to reconsider its position, that this decision be submitted to the Commission pursuant to 17 CFR 202.1(d), for its consideration.

The March 11, 2014 Staff determination (the "Determination") was in response to a January 14, 2014 no-action request (the "No-Action Request" or "Letter #1") and a March 11, 2014 supplemental letter ("Supplemental Letter" or "Letter #2") submitted by Morrison & Foerster, LLP on behalf of JPMorgan Chase & Co. ("JPMorgan" or "Company").

This request is made in light of additional factual information and analysis that were not addressed by the Proponents or reviewed by Staff prior to its decision, as well as the need for consistency with other recent Staff decisions on similar proposals on this topic that were reached while the Company's no-action request was pending.

In particular, we note that the Company submitted its Supplemental Letter on March 11, 2014 (Letter #2), and that there was no opportunity provided for rebuttal prior to the Staff's decision on that same day.

The No-Action Request Letters, a copy of the Proposal, and related materials are attached hereto as Exhibits 1-7.

Pursuant to Staff Legal Bulletin No. 14D (CF), this Response is filed via e-mail, and in accordance with Rule 14a-8(j), a copy of this letter has been contemporaneously sent to Anthony J. Horan, Corporate Secretary of JPMorgan Chase; and to Martin P. Dunn of Morrison & Foerster, LLP.

(A)
SUMMARY

(A-1)

The Staff decision of March 11, 2014 that granted no-action relief stated that there appeared to be some basis for the Company's view that the proposal is "vague" and "indefinite." The Staff's letter stated: "We note in particular your view that, in applying this particular proposal to JPMorgan Chase, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In its two letters to the Commission requesting no-action relief, the Company made a series of arguments under Rule 14a-8(i)(3), including:

(1) That use of the phrase "*SEC Standard*" was misleading to shareholders, despite the clear definition of the term contained in the Proposal (Exhibit 2, page 12, lines 7-10).

(2) That the Proposal misrepresents how votes are counted under the Company's current system, because it:

(a) Asserts that the Company has a plurality voting standard in uncontested elections and permits shareholders to withhold votes from director nominees on the Company's proxy card.

(b) Asserts that the Proposal is inconsistent with external criteria – either the Company's majority voting standard, or a plurality voting system.

(c) Fails to address how the proposal's voting mechanisms would operate in the event of a contested election.

(A-2)

We believe that prior Staff decisions have been dispositive of the arguments presented in Items (1) and (2)(c) above.

In particular, related to Item (1) above, the Staff determination which declined no-action relief in *Charles Schwab* (March 6, 2014), specifically rejected the argument that the use of the term "*SEC Standard*" was misleading to shareholders:

- Based on the arguments you have presented, we are unable to conclude that the proposal or the supporting statement are materially false or misleading or that they are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty

exactly what actions or measures the proposal requires"
(Exhibit 6, page 2, lines 8-12)[1]

Similarly, in relation to Item (2)(c) above, an extensive line of Staff decisions has found that the absence of a description of how a simple majority voting proposal would operate in the event of a contested director election does not raise sufficient issues of vagueness to render a proposal excludable under Rule 14a-8(i)(3).

See: *Citigroup Inc.* (February 14, 2005); *Cinergy Corp.* (February 18, 2005); *American Int'l. Group, Inc.* (March 14, 2005); and *El Paso Corp.* (February 25, 2005).

(A-3)

The Company's two remaining arguments – (2)(a) and (2)(b) above – are built around a common thesis that the use of the word "withheld" in the Resolve clause is confusingly inconsistent with the Company's current voting mechanisms. It should be noted that this argument did not appear at all in the Company's Letter #1, but was argued extensively in the supplemental Letter #2, dated March 11, 2014; indeed, it was the principal subject of that letter.

- **However, because those assertions are inaccurate and fundamentally misleading, for the reasons discussed below, we file for reconsideration to present additional facts to the Staff, and to urge Staff to overturn its March 11, 2014 Determination.**

The core of the Company's assertion that the Proposal is vague and misleading hinges on the argument that the use of the term "withheld" is inconsistent with majority voting, and adds so much ambiguity to consideration of the Proposal that shareholders would be unsure what they were voting on.

OVERVIEW

As noted above, the Staff determination of March 11 was based solely upon an argument made by the Company in its Supplemental Letter of March 11 to which the Proponents had absolutely no opportunity to respond and which argument is belied by: (a) the By-Laws of the Company, (b) the SEC rules with respect to the voting card, and (c) the Company's own use of the term "withheld" in describing the voting process for the election of directors, which term is used by the Company in each and every JPMorgan proxy statement from 2008 through 2013.

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[1] The proposal was later allowed to be excluded on the basis of unrelated issues raised upon the Company's letter of reconsideration and which are not applicable to the current Proposal.

(a) JPMorgan's By-Laws

Article II, Section 2.09 of the Company's By-Laws provides that (unless there is a contested election) the "vote required for the election of a director" shall be "the affirmative vote of a majority of the votes in favor or ***withheld*** from the election of a nominee" (emphasis added). The Section then goes on to refer to the number of votes cast "for" and the number of votes cast "against". It is thus apparent that the Company contemplates that the terms "withheld" or "voting against" can be used interchangeably. Thus, unless the Company is willing to concede that its own By-Laws are so vague as to be misleading, it cannot possibly be that the parenthetical use of the word "withheld" by the Proponents is so vague as to be misleading. Similarly, the use of the term "withheld" does not imply that a plurality standard is in effect at the Company, since the company uses that very term in the By-Law that adopts a majority voting standard.

(b) Rule 14a-4(b)(2)

Rule 14a-4(b)(2) sets forth the requirements for the voting card in director elections. The Rule requires that the form of proxy "shall clearly provide" one of three possible 'means for security holders to withhold authority to vote for each nominee". However, there is also a specific provision for the situation where a registrant has adopted majority voting. Thus, Instruction 2 provides as follows:

> "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, ***or in addition to***, providing the means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee" (emphasis added).

It is therefore clear that the SEC itself, in its own Rules, deems the terms "vote against" and "withheld" to be wholly equivalent concepts and that therefore the use of the term "withheld" by the Proponents cannot possibly be so vague as to be misleading and therefore to be a violation of Rule 14a-9. Furthermore, it is equally apparent that the use of the term "withheld" by the Proponents does not imply that the Company has a plurality voting standard since the SEC itself uses that term when describing how a company with majority voting should set forth the means for the voting for directors.

(c) Consistent Use of the term "Withheld" in the Company's own Proxy Statements

In both its Letter #1 and Letter #2, the Company omits the material fact that its own Proxy Statement – upon which the Proposal relied – discusses "withheld" votes and "withhold[ing]" votes in relation to director elections.

> **In fact, each of the Company's Proxy Statements from 2008-2013 have used these terms when giving voting instructions in regard to director elections.**

The 2013 Proxy Statement, under the heading "**How votes are counted,**" includes the sub-headings "**Voting by record holders**" and "**Election of directors**" which (respectively) directly state that:

- "you may either vote for, **withhold** your vote from, or abstain from the election of each nominee for the Board of Directors" (emphasis added) (Exhibit 1, page 3, lines 40-41); and

- "Accordingly, votes '**withheld**' from a nominee's election will have the effect of a vote against that director's election" (emphasis added) (Exhibit 1, page 4, lines 14-15).

In fact, in every year since the Company adopted majority voting – from 2008-2013 without exception – it printed its Proxy Statement to include explicit voting instructions that used both the words "withheld" and "withhold" in relation to director elections.

Consider the following:

(a) The Staff's March 11, 2014 Determination allowed exclusion based on the Proposal being "vague" and "indefinite" (Exhibit 4, page 2, line 7), and

(b) Those two words <u>only</u> appear in section II of the Company's Letter #2.

(c) Thus, it can reasonably be concluded that the Staff's Determination was based upon the central arguments of the Company's Letter #2.

(d) However, the Company's Letter #2 only used or referenced "vague" and "indefinite" in its section II, in relation to assertions regarding the word "withheld" appearing in the Proposal; while at the same time

(e) The Company's own Proxy Statements from 2008-2013 themselves used both the terms "withheld" and "withhold" in relation to votes for director elections.

(f) Thus, it becomes apparent that the Proposal's use of the word "withheld" is not in error – based, as it was, on the Company's own Proxy Statement – and that

(g) All of the Company's arguments regarding the use of the term "withheld" – upon which Staff based its Determination – are thus fatally flawed and factually inaccurate.

Therefore, because each of the elements of the Proposal that the Company describes as being "vague and indefinite" arose from direct reliance on the

Company's own repeated use of the same word "withheld," the Company's highly inaccurate portrayal of the Proposal vis-à-vis the Company's proxy materials is fatally flawed and no longer permissible; thus, we respectfully submit that the March 11, 2014 Determination should be reconsidered and reversed.

Prior Staff precedent documents that where a proponent identifies an error which arose out of a company's own publications, reconsideration may be granted. In *Entergy Corporation* (Feb. 27, 2013) the Staff granted reconsideration of a shareholder proposal that had been excluded under rules 14a-8(b) and 14a-8(f) based on inaccurate language in the proof of ownership. In its reconsideration request, the proponent documented that the error in the proof of ownership derived from the company's proxy materials which referenced "Entergy Services, Inc." rather than "Entergy Corporation" and the company did not timely notify the proponent of the error in submitted materials.

By the same logic, in the current matter, the purported error in the language of the Proposal derives from the Company's own Proxy Statements, which also used the word "withheld" in describing the process of voting for the board.

Therefore, because it is inappropriate to penalize the Proponents for the Company's use of that word in its own Proxy Statement (in a manner that was perhaps vague and misleading), the March 11 Determination should be reversed.

(B)
FURTHER ANALYSIS

(B-1)

Although we have addressed the most salient issues succinctly above, and believe that the information above should be dispositive of the Company's no-action relief and claims of vagueness, the following is a further analysis for the convenience of Staff regarding other issues of vagueness raised by the Company's prior correspondence.

(B-2)

Additional Discussion of Plurality vs. Majority Voting

With regard to the arguments of the Company regarding the resolution of ambiguity of plurality voting vs. majority voting, the Staff has made a number of previous decisions on majority vote proposals that involved similar (and some decidedly more pronounced) ambiguities and vagaries, which Staff has <u>not</u> found sufficient to cause exclusion under Rule 14a-8(i)(3).

In fact, even in instances where a proposal has gone so far as to inaccurately identify a company's board voting procedure as being "plurality voting" – which this Proposal did not – Staff has found that the mischaracterization could be deemed a harmless error, and ruled that the proposal in question could not be excluded under Rule 14a-8(i)(3).

In *Nucor Corp.* (January 31, 2006) the supporting statement of the proposal stated, "[o]ur Company presently uses the plurality vote standard to elect directors." The company asserted that that statement was false and misleading because Nucor, by adopting the Nucor Governance Principle, had instituted a different director election standard under which a director nominee who received only a plurality vote would not be assured a position on Nucor's Board because such director must tender his or her resignation to the Board. The company asserted that the results obtained from a majority vote standard under Delaware law would not differ substantially from the results obtained under the company's approach.

> ➢ Even the gross mischaracterization of the company's voting standard in that instance was <u>not sufficient</u> to find the proposal excludable under Rule 14a-8(i)(3).

In the present instance, the Proposal does not make an obvious misstatement (as was present in the *Nucor Corp.* determination); in fact, in relying as it did on the JPMorgan Proxy Statement, this Proposal can be deemed to have made no misstatements whatsoever.

Therefore, the assertions and purported issues put forward by the Company in its March 11, 2014 letter are not significant or material to this discussion, and thus the Staff should overturn its prior Determination.

(B-3)

Additional Discussion of "SEC standard"

The Company objects to the Proposal's use of a certain wording; in particular the phrase "*SEC Standard.*"

However, the Proposal:

(a) Clearly defines the term "*SEC Standard*" **in the very first paragraph** of the Supporting Statement (Exhibit 5, lines 7-10).

The Proposal accurately describes it as the vote-counting formula which is used to determine eligibility for resubmission of shareholder-sponsored proposals: FOR / FOR + AGAINST.

(b) Henceforward, the Proposal consistently places the term both in *italics* and also rendered with leading-capitals ("lead-caps") so as to clearly indicate each step of the way that the term is representative of the one definition that was clearly outlined in the first paragraph of the Supporting Statement.

This is done entirely in keeping with the established constraints and conventions of formal writing style.

Given that the Proposal is a 1-page, less-than-500-word document, a reader will recognize that this phrase is used as an identifier, and he or she will know that it references a definition nearby on the page where they are reading. In this way it should not ever be confusing (much less, misleading) to a reader.

The Staff recently agreed with this interpretation regarding *"SEC Standard"* in *Charles Schwab* (March 6, 2014), *see* Exhibit 6.

(B-4)

A Six-Year Test

Interestingly, six years have passed without the Company altering the supposedly mismatched language between its Proxy Statement and the Proxy Card. This is a clear demonstration that the matter has not been brought up (otherwise, presumably, the Company would have made a correction); which seems a clear demonstration that the appearance of the word "withheld" does not cause the sort of confusion among shareholders that the Company prospectively describes in its two no-action letters.

To the contrary, we have on view a six-year-long live test whose results seem conclusive: the difference between "against" and "withhold" is not confusing enough to the typical voter for a single shareholder (or, for that matter, anyone within the Company) to have noticed or to have brought the alleged incoherence to light. This appears as a concrete indication that the Proposal's language is not misleading.

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continued on next page...

(C)
THE COMPANY FUNDAMENTALLY MISCHARACTERIZES THE PREMISE OF THE PROPOSAL AND ITS CHARACTERIZATION OF MANAGEMENT VERSUS SHAREHOLDER INITIATED PROPOSALS

(C-1)

The Company made a gross misstatement and factually inaccurate misrepresentation when it stated in its No-Action Request: "Given . . . the purpose of the Proposal is premised on **an objectively false rationale – that abstentions are universally and arbitrarily counted in favor of management** – the entire Proposal and Supporting Statement, when taken as a whole, are materially false and misleading" (emphasis added) (Exhibit 2, page 15, lines 14-18).

In representing this, the Company manipulates the reader by omitting key data to present an out-of-context excerpt which dramatically distorts the picture.

What the Proposal actually states is:

- "Abstaining voters consciously act to ABSTAIN . . . Yet, JPM unilaterally counts all abstentions as if AGAINST **a shareholder-sponsored proposal**" (emphasis added) (Exhibit 5, lines 19-20).

- "Abstaining voters do not follow management's recommendation AGAINST **a shareholder-sponsored item**" (emphasis added) (Exhibit 2, lines 22-23).

The Staff will note how in each instance the Company has manipulatively deleted the critical qualifying references to **"shareholder-sponsored proposal"** and **"shareholder-sponsored item"** in each of these key paragraphs of the Proposal. These are crucial omissions of context that is critical for understanding all that follows; namely, that the Proposal only speaks here in reference to shareholder-sponsored items. Set in the true context of the Proposal, every element stated is accurate, mathematically based on the realities of voting formulas, and clear. Thus – in direct contrast to the Company's gross mischaracterization – no referenced part of the Proposal or Supporting Statement is false or misleading.

Based on this manipulation of the data, the Company proceeds to make a host of unwarranted assertions throughout its No-Action requests regarding the Proposal that are neither accurate reflections of the Proponents' intent, nor truthful reflections of the Proposal's content.

Further briefing of this issue can be found in our initial correspondence to the staff dated March 6, 2014 (Exhibit 7).

(C-2)

Throughout its letters the Company repeats a series of inaccurate assertions which create a misleading impression that "Company/Management votes are all treated the same as shareholder votes."

However, it is clear that abstentions are *not* counted in the vote-counting formula for Company-sponsored director elections, whereas they are counted in the vote-counting formula for all other items. Therefore, it is logically impossible – and an untrue statement – that all Company/Management sponsored items are treated the same as shareholder ones.

This distinction lies at the heart of the Proposal: that there are two vote-counting formulas in use, and that Management-Sponsored Proposal #1, the board election, is counted differently than all other items, including all shareholder-sponsored proposals and other management-sponsored items.

(D)
ADDITIONAL DISCUSSION OF CONTESTED DIRECTOR ELECTIONS

The Company argues that the Proposal is vague and misleading because it does not explain how the voting standard it advocates would operate in the rare instance of a contested director election (that is, an election in which the number of nominees exceeds the number of directors to be elected).

However, in several prior precedents Staff has not allowed omission in instances where the proponent left to the Board the decision as to whether a plurality director election standard is appropriate in the instance of a contested election.

In these prior precedents (a sampling of which are detailed below) the companies argued that if the Board has the discretion to decide whether the majority vote standard should be used in contested elections, the Company's stockholders would not have a clear understanding as to when the majority vote standard will be used. Stockholders voting for the Proposal, the companies argued, could perceive that their vote would require majority votes for election of directors in all circumstances.

- However, despite this described ambiguity, the Staff found that the proposals were not excludable under Rule 14a-8(i)(3).

In the present instance, the use of the word "withheld" does not materially affect a voting shareholder's understanding of or the Company's implementation, if passed, of the Proposal – in part because the same word appears in the Company's Proxy Materials, and in part because the Proposal does not imply there will be changes made to the current manner of handling board elections.

Examples of the many Staff precedents that support the non-excludability of the current Proposal in regard to contested elections include:

Citigroup Inc. (February 14, 2005) where the proposal left to the Board the decision whether a plurality director election standard is appropriate in contested elections. The company in that instance asserted that the proposal was "only half-formed."

> However, Staff found that these vagaries were <u>not</u> such that the proposal could be excluded under Rule 14a-8(i)(3).

Cinergy Corp. (February 18, 2005). The company argued that the simple majority voting requirement of the proposal was vague and indefinite in important conceptual respects in scenarios in which (i) no director nominee receives the requisite vote in the Proposal; (ii) the number of director nominees receiving the requisite vote is insufficient to enable the company to continue to comply with the listing standards of the New York Stock Exchange (the "NYSE"); and (iii) the number of director nominees receiving the requisite vote exceeds the number of board seats.

> However, the staff concluded that the proposal could <u>not</u> be omitted under rule 14a-8(i)(3).

American Int'l. Group, Inc. (March 14, 2005) and *El Paso Corp.* (February 25, 2005) involved similar arguments regarding the supposed vagueness of the proposal in scenarios in which no director nominee receives a requisite vote.

> Again, the Staff found that the proposals were <u>not</u> vague enough to exclude, even though the company would need to make adjustments to the approach of the proposal, if it were approved, in order to address every foreseeable circumstance.

(E)
REASONABLE OFFER OF ACCOMMODATION

The Company has not substantiated its claims against the Proposal, and there is reason to believe that Staff's grant of relief in its March 11, 2014 Determination was predicated entirely upon the Company's claims and assertions regarding the appearance of the word "withheld" in the Proposal.

It should be noted that despite the Company's argumentation, the parenthetical in question is not needed to understand the Resolve clause because "withheld" relates to board elections and the Proposal does not suggest changes to board elections – only to apply what currently exists for board elections to all other proposals.

However, the word appeared in the Proposal in complete reliance on the Company's own Proxy Statement; thus, the Proposal is not at fault and the error lies with the Company.

Therefore, as a reasonable offer of accommodation, presuming the Company plans to correct its 2014 Proxy Statement so as to remove the references to "withheld" and "withhold," the Proponents are willing to revise the Resolve clause before the Proposal is printed so as to strike the parenthetical phrase:

(or, "withheld" in the case of board elections)

---

continued on next page...

(F)
IN CONCLUSION

The Proposal is not excludable under Staff precedents and principles of exclusion under Rule 14a-8(i)(3).

Though the Staff has agreed with the exclusion of a proposal under the predecessor of Rule 14a-8(i)(3) where "any actions(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal," *Occidental Petroleum Corp.* (Feb. 11, 1991), this is not such an instance.

It also is not an instance which "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff's March 11, 2014 Determination relied upon a series of core arguments from the Company involving the Proposal's use of the word "withheld." However, the Proposal relied entirely upon the own Company's Proxy Statement, which in every year since majority voting for directors was started (spanning 2008-2013), has used the word "withheld" when issuing voting instructions related to director elections. Thus, the Proposal is not at fault, and the Company's arguments – upon which Staff relied – are fatally flawed.

The Proposal provides a clear and accurate description of the vote-counting formula that is mandated by the SEC for purposes of determining eligibility for resubmission, and accurately equates that to the majority vote standard currently used for the Company's board elections. The Proposal makes clear that Management-Sponsored Proposal #1, director elections, is handled with a different vote-counting formula than all other proposals, including all shareholder-sponsored proposals and all other management-sponsored ones; which makes specious and misleading the claim that management and shareholder items are all treated the same.

Neither on the grounds of "withheld" nor on any other grounds has the Company substantiated its claims that the Proposal is vague, false, or misleading; and Staff has rendered numerous determinations that disallowed omission of proposals which contained far more serious 'defects' than the single word "withheld" included in this Proposal (which, as has been demonstrated, appeared solely in reliance on the Company's own Proxy Statement).

For the reasons cited herein and with the spirit of accommodation evidenced in Section "E" above, we respectfully submit that not only has the Company failed to meet its burden of proof in every instance, it has perpetuated the use in its own Proxy Statement of the very words upon which it bases the totality of its winning argument vis-à-vis the Staff's March 11, 2014 Determination in the Company's favor.

Therefore, we respectfully submit that the Staff's March 11, 2014 decision should be overturned in favor of the Proponents and that the entirety of the Proposal (with the exception of the offer of accommodation noted in Section "E" above) should be included in the Company's 2014 proxy. In the event that Staff does not grant reconsideration, because this proposal addresses a significant governance issue at the largest "too big to fail" bank in the US economy, we urge referral to the full Commission for resolution.

We deeply appreciate the significant amount of time and attention given by Staff to these various requests for consideration and reconsideration in regard to this important corporate governance issue.

Should Staff have questions or desire clarification in any regard, we are available for further discussion at: team@InvestorVoice.net or (206) 522-3055.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc: Exhibits 1-7

cc: Mercy Rome
Charles Gust, Equality Network Foundation
Anthony Horan - JPM <Anthony.Horan@chase.com>
Martin Dunn - MoFo <MDunn@mofo.com>

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

EXHIBITS

JPMorgan Chase & Co.

Request for Reconsideration, dated 3/26/2014

EXHIBIT	PAGE(S)	SOURCE	ITEM
	1	Proponents	**Table of Contents**
EXHIBIT 1:	3-6	JPMorgan 04/10/2013	**2013 Proxy Statement** (4 pages, annotated)
EXHIBIT 2:	8-24	JPMorgan 01/14/2014	**No-Action Request – "Letter #1"** (17 pages, annotated)
EXHIBIT 3:	26-37	JPMorgan 03/11/2014	**Supplemental Letter – "Letter #2"** (12 pages, annotated)
EXHIBIT 4:	39-40	SEC 03/11/2014	**SEC Determination (JPMorgan)** (2 pages, annotated)
EXHIBIT 5:	42	Proponents 12/06/2013	**Proposal on Fair Vote-Counting** (1 page, annotated)
EXHIBIT 6:	44-45	SEC 03/06/2014	**SEC Determination (Charles Schwab)** (2 pages, annotated)
EXHIBIT 7:	47-76	Proponents 03/06/2014	**No-Action Response Letter** (30 pages)

~ ~ ~

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 1

Exhibit 1 | 2013 Proxy Statement excerpt

(line numbers & highlights added)

JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

April 10, 2013

Dear fellow shareholders:

We are pleased to invite you to the annual meeting of shareholders to be held on May 21, 2013, at our Highland Oaks Campus in Tampa, Florida. As we have done in the past, in addition to considering the matters described in the proxy statement, we will review major developments since our last shareholders' meeting.

We hope that you will attend the meeting in person. We strongly encourage you to designate the proxies named on the proxy card to vote your shares even if you are planning to come. This will ensure that your common stock is represented at the meeting. The proxy statement explains more about proxy voting. Please read it carefully. We look forward to your participation.

Sincerely,

James Dimon
Chairman and Chief Executive Officer

JPMorgan Chase & Co.

Exhibit 1 | 2013 Proxy Statement excerpt

(line numbers & highlights added)

Notice of 2013 Annual Meeting of Shareholders and Proxy Statement

Date:	Tuesday, May 21, 2013
Time:	10:00 am
Place:	JPMorgan Chase Highland Oaks Campus 10420 Highland Manor Drive, Building 2 Tampa, FL 33610

Matters to be voted on:

- Election of directors
- Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2013
- Advisory resolution to approve executive compensation
- Amendment to the Firm's Restated Certificate of Incorporation to authorize shareholder action by written consent
- Reapproval of the Key Executive Performance Plan
- Shareholder proposals, if they are introduced at the meeting
- Any other matters that may properly be brought before the meeting

By order of the Board of Directors

Anthony J. Horan
Secretary

April 10, 2013

Please vote promptly.

If you hold your shares in street name and do not provide voting instructions, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. See "How votes are counted" at page 52.

We sent shareholders of record at the close of business on March 22, 2013, a Notice of Internet Availability of Proxy Materials on or about April 10, 2013. Instructions on how to receive a printed copy of our proxy materials are included in the notice, as well as in this attached Proxy Statement.

Our 2013 Proxy Statement and Annual Report for the year ended December 31, 2012, are available free of charge on our Website at http://investor.shareholder.com/jpmorganchase/annual.cfm.

If you plan to attend the meeting in person, you will be required to present a valid form of government-issued photo identification, such as a driver's license, and proof of ownership as of our record date March 22, 2013. See "Attending the annual meeting" at page 53.

Exhibit 1 | 2013 Proxy Statement excerpt

(line numbers & highlights added)

General information about the meeting

Who can vote

You are entitled to vote your JPMorgan Chase common stock if you held your shares as of the record date, March 22, 2013. At the close of business on that date, a total of 3,794,471,434 shares of common stock were outstanding and entitled to vote. Each share of JPMorgan Chase common stock has one vote. Your vote is confidential and will not be disclosed to persons other than those recording the vote, except as may be required in accordance with appropriate legal process or as authorized by you.

Voting your proxy

If your common stock is held through a broker, bank, or other nominee ("held in street name"), you will receive instructions from them that you must follow in order to have your shares voted.

If you hold your shares in your own name as a holder of record with our transfer agent, Computershare Shareowner Services LLC, you may instruct the proxies how to vote by using the toll free telephone number or the Internet voting site listed on the proxy card, or by signing, dating, and mailing the proxy card in the postage paid envelope that we have provided for you. Specific instructions for using the telephone and Internet voting systems are on the proxy card. Of course, you can always come to the meeting and vote your shares in person. If you plan to attend, please see the admission requirements below under "Attending the annual meeting". Whichever of these methods you select to transmit your instructions, the proxies will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

Matters to be presented

We are not aware of any matters to be presented other than those described in the proxy statement. If any matters not described in the proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned, the proxies can vote your common stock at the adjournment as well, unless you have revoked your proxy instructions.

Revoking your proxy

If your common stock is held in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions. If you are a holder of record and wish to revoke your proxy instructions, you must advise the Secretary in writing before the proxies vote your common stock at the meeting, deliver later dated proxy instructions, or attend the meeting and vote your shares in person. Unless you decide to attend the meeting and vote your shares in person after you have submitted voting instructions to the proxies, we recommend that you revoke or amend your prior instructions in the same way you initially gave them - that is, by telephone, Internet, or in writing. This will help to ensure that your shares are voted the way you have finally determined you wish them to be voted.

How votes are counted

A quorum is required to transact business at our annual meeting. Shareholders holding of record shares of common stock constituting a majority of the voting power of stock of JPMorgan Chase having general voting power present in person or by proxy shall constitute a quorum. If you have returned valid proxy instructions or attend the meeting in person, your common stock will be counted for the purpose of determining whether there is a quorum, even if you abstain from voting on some or all matters introduced at the meeting. In addition, broker non-votes will be treated as present for purposes of determining whether a quorum is present.

Voting by record holders – If you hold shares in your own name, you may either vote for, withhold your vote from, or abstain from the election of each nominee for the Board of Directors and you may vote for, against, or abstain on the other proposals. If you just sign and submit your proxy card without voting instructions, your shares will be voted for each director nominee, for ratification of the appointment of the independent registered public accounting firm, for the advisory resolution to approve executive compensation, for the amendment to the Firm's Restated Certificate of Incorporation, for reapproval of the Key Executive Performance Plan and against each shareholder proposal.

Exhibit 1 | 2013 Proxy Statement excerpt

(line numbers & highlights added)

Broker authority to vote – If your shares are held in street name, follow the voting instructions you receive from your broker, bank, or other nominee. If you want to vote in person, you must obtain a legal proxy from your broker, bank, or other nominee and bring it to the meeting along with the other documentation described below under "Attending the annual meeting". If you do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee may still be permitted to vote your shares under the following circumstances:

Discretionary items – The ratification of the appointment of the independent registered public accounting firm is a discretionary item. Generally, brokers, banks and other nominees that do not receive instructions from beneficial owners may vote on this proposal in their discretion.

Non-discretionary items – The election of directors, advisory resolution to approve executive compensation, amendment to the Firm's Restated Certificate of Incorporation, reapproval of the Key Executive Performance Plan, and approval of the shareholder proposals are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received voting instructions from beneficial owners. These are referred to as "broker non-votes".

Election of directors – At the meeting, each nominee must receive the affirmative vote of a majority of the votes cast in respect of his or her election to be elected. Accordingly, votes "withheld" from a nominee's election will have the effect of a vote against that director's election. If an incumbent nominee is not elected by the requisite vote, he or she must tender his or her resignation, and the Board of Directors, through a process managed by the Governance Committee, will decide whether to accept the resignation at its next regular meeting. Broker non-votes and abstentions will have no impact as they are not counted as votes cast for this purpose.

All other proposals – The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve all other proposals. In determining whether each of the other proposals has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal. Broker non-votes will have no impact since they are not considered shares entitled to vote on the proposal.

Board recommendation

The Board of Directors recommends that you vote for each of the director nominees, for ratification of the appointment of the independent registered public accounting firm, for the advisory resolution to approve executive compensation, for the amendment to the Firm's Restated Certificate of Incorporation, for reapproval of the Key Executive Performance Plan, and against each shareholder proposal.

Cost of this proxy solicitation

We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees will solicit shareholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee of $25,000 plus reasonable out-of-pocket costs and expenses. We will, on request, reimburse brokers, banks, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Attending the annual meeting

Admission – If you wish to attend the meeting in person you will be required to present the following:

All shareholders and valid proxy holders – a valid form of government-issued photo identification, such as a driver's license. If you are representing an entity that is a shareholder you must provide evidence of your authority to represent that entity at the meeting.

Holders of record – The top half of the proxy card or your notice of internet availability of proxy materials indicating the holder of record (whose name and stock ownership may be verified against our list of registered stockholders).

Holders in street name – proof of ownership. A brokerage statement which demonstrates stock ownership as of the record date, March 22, 2013, or a letter from your bank or broker indicating that you held our common stock as of such record date are examples of proof of ownership. If you want to vote your common stock held in street name in person, you must also provide a written proxy in your name from the broker, bank, or other nominee that holds your shares.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 2

Exhibit 2 | No-Action Request – "Letter #1"

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS, BEIJING, SHANGHAI, HONG KONG, SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2014

<u>VIA E-MAIL *(shareholderproposals@sec.gov)*</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
<u>Shareholder Proposal of Investor Voice</u>

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the "***Supporting Statement***") submitted by Investor Voice (the "***Proponent***") on December 11, 2013, purportedly on behalf of Mercy A. Rome and the Equality Network Foundation, from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Investor Voice.

Exhibit 2 | No-Action Request – "Letter #1"

(line numbers & highlights added)

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@mofo.com, and to Bruce T. Herbert, Chief Executive of Investor Voice, at team@investorvoice.net.

I. PROCEDURAL HISTORY

December 10, 2013	Investor Voice mails via FedEx a letter, dated December 6, 2013 (the "***Rome Letter***"), to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, Mercy A. Rome, and attaching a copy of the Proposal. Investor Voice's letter asks "that the proxy statement indicate that *Investor Voice* is the sponsor of the Proposal" and does not provide any evidence regarding its authority to act on Ms. Rome's behalf or representations regarding any relationship between Investor Voice and Ms. Rome. *See* Exhibit A.
	Investor Voice mails via FedEx a letter, dated December 6, 2013 (the "***Foundation Letter***"), to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, Equality Network Foundation (the "***Foundation***"), as a co-filer with Mercy A. Rome, and attaching a copy of the Proposal. Investor Voice's letter asks that the proxy statement indicate "that *Investor Voice* is the filer of this Proposal" and does not provide any evidence regarding its authority to act on the Foundation's behalf or representations regarding any relationship between Investor Voice and Equality Network Foundation. *See* Exhibit B.
December 11, 2013	On the deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2014 Annual Meeting, the Company receives the two Investor Voice submissions.
December 19, 2013	After confirming that Investor Voice was not a shareholder of record, the Company notifies Investor Voice by letter, dated December 18, 2013, sent via email and FedEx: (1) its view that Investor Voice is the sole proponent of the Proposal; (2) the requirements of Rule 14a-8(b); (3) its view that Investor Voice's submission failed to meet the requirements of that paragraph of Rule 14a-8; and (4) the requirement that Investor Voice cure those deficiencies within 14 days of receipt of the Company's notice (the "***Notice***"). *See* Exhibit C.

December 21, 2013	According to the letter from Investor Voice received by the Company on January 2, 2014, Investor Voice received the Company's Notice on December 21, 2013.
January 2, 2014	Mr. Herbert submits a response to the Notice via email, which includes a cover letter on Investor Voice letterhead, letters from Charles Schwab Advisor Services verifying Ms. Rome's and the Foundation's ownership of the Company's stock (dated December 11, 2013), two letters from Ms. Rome appointing Investor Voice to act as her representative and stating her intention to hold her shares through the date of the 2014 Annual Meeting (the date of those letters was December 19, 2013, according to the notarization), and two letters from Charles M. Gust, President of the Foundation, appointing Investor Voice to act as the Foundation's representative and stating the Foundation's intention to hold its shares through the date of the 2014 Annual Meeting (the date of those letters was December 18, 2013, according to the notarization).[1] *See* Exhibit D.
January 4, 2014	The 14-day deadline for responding to the Company's Notice of the eligibility and procedural deficiencies passes without Investor Voice submitting any proof of its ownership of the Company's securities.

II. SUMMARY OF THE PROPOSAL

On December 11, 2013, the Company received the Rome Letter and the Foundation Letter from Investor Voice, each containing the Proposal and Supporting Statement for inclusion in the Company's 2014 Proxy Materials. The Proposal reads as follows:

> "RESOLVED: Shareholders of JP Morgan Chase & Company ('JPM' or 'Company') hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections). This policy shall apply

---

[1] The letters from Ms. Rome and the Foundation authorizing Investor Voice to submit shareholder proposals on their behalf (as well as the letters indicating their intent to hold shares through "the subsequent annual meeting") were not dated, other than the dates of notarization which are reflected above. As notaries have an obligation to observe signatures and to note the date thereof in their notarizations, we refer in this no-action request to the notarization dates as the date of the letters.

to all matters unless shareholders have approved higher standards, or applicable laws or stock exchange regulations dictate otherwise."

III. EXCLUSION OF THE PROPOSAL AND SUPPORTING STATEMENT

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as Investor Voice did not provide sufficient proof of its ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b);

- Rule 14a-8(e)(2), as the letters from Ms. Rome and the Foundation purporting to provide Investor Voice with the authority to submit the Proposal to the Company on their behalf were executed and provided to the Company after the Rule 14a-8(e) deadline; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

1. Investor Voice should be treated as the sole proponent of Proposal

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001).

The Rome Letter from Investor Voice states "on behalf of Mercy A. Rome, please find the enclosed Proposal that is submitted for consideration and action by stockholders at the next annual meeting ... Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholder meeting." That letter also states "we ask that the proxy statement indicate that *Investor Voice* is the sponsor of this Proposal." A copy of the Proposal and Supporting Statement were the only attachments accompanying this letter; there was no evidence of any kind indicating any relationship between Investor Voice and Mercy Rome. Similarly, the Foundation Letter from Investor Voice states "on behalf of Equality Network Foundation, please find the enclosed resolution – which is co-filed in conjunction with Investor Voice on behalf of Mercy Rome – which we submit for consideration and action by stockholders at the next annual meeting ... Equality Network Foundation is the beneficial owner of 55 shares of common stock entitled to be voted at the next stockholder meeting." The Foundation Letter also states "[w]e would appreciate your indicating in the proxy statement that *Investor Voice* is the filer of this proposal." A copy of the Proposal and Supporting Statement were the only attachments accompanying this letter; there was no evidence of any kind indicating any relationship between Investor Voice and the Foundation.[2]

As noted above, the Rome Letter and the Foundation Letter were received on December 11, 2013, the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals to be eligible for inclusion in the Company's 2014 Proxy Materials. Upon receipt of the submissions from Investor Voice and identification of deficiencies with the submissions under Rule 14a-8(b), the Company sent the Notice to Mr. Herbert on December 19, 2013, notifying him that the Company had not received by the December 11, 2013 shareholder proposal deadline any evidence that Ms. Rome or the Foundation had authorized Investor Voice to submit the Proposal on their behalf and, as a result, would treat Investor Voice as the sole proponent of the Proposal.[3] The Notice further provided that, as the proponent, Investor Voice must provide the Company, within 14 days of receipt of the Notice, sufficient proof of Investor Voice's ownership of the Company's shares and a representation that it would hold the shares through the 2014 Annual Meeting. *See* Exhibit C.

---

[2] In this regard, in the initial submission by Investor Voice in *The J.M. Smucker Company* (Jun. 22, 2012) ("*Smucker*"), Investor Voice attached both a proposal and Letters of Appointment and Intent from the shareholder it was representing.

[3] We note that Investor Voice's failure to provide any evidence that it was merely acting as proxy to submit a proposal for other persons was not a failure that required the Company to provide notice under Rule 14a-8(f). Rule 14a-8(f) requires notice only with regard to eligibility issues described in paragraphs (a) (failure to submit a "proposal"), (b) (failure to show proof of ownership), (c) (submitting more than one proposal), and (d) (submitting a proposal that exceeds 500 words) of Rule 14a-8.

On January 2, 2014, Mr. Herbert submitted a response to the Notice via email and fax, which included a cover letter on Investor Voice letterhead, letters from Charles Schwab Advisor Services verifying Ms. Rome's and the Foundation's ownership of the Company's stock (dated December 11, 2013), two letters from Ms. Rome appointing Investor Voice to act as her representative and stating her intention to hold her shares through the date of the 2014 Annual Meeting (each dated December 19, 2013), and two letters from Charles M. Gust, President of the Foundation, appointing Investor Voice to act as the Foundation's representative and stating the Foundation's intention to hold its shares through the date of the 2014 Annual Meeting (each dated December 18, 2013). *See* Exhibit D. Importantly, the letters of appointment from Ms. Rome and the Foundation (the "***Letters of Appointment***") were both dated after the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals (December 18, 2013 in the case of the Foundation Letter of Appointment and December 19, 2013 in the case of the Rome Letter of Appointment). Further, neither letter of appointment mentioned the Company or the Proposal; the letters provided broad authority to Investor Voice (among other entities) with respect to "[t]he submission, negotiation, and withdrawal of shareholder proposals" and refer to "any company receiving a shareholder proposal under this durable appointment and grant of authority."

Staff Legal Bulletin 14 is clear that the shareholder "is responsible for ***proving his or her eligibility to submit a proposal to the company***" (emphasis added). Because Investor Voice did not provide any proof that it had the right to represent Ms. Rome or the Foundation with regard to this Proposal prior to the Rule 14a-8 deadline, the Company received no evidence that the Proposal was, in fact, submitted by any person other than Investor Voice before that deadline passed. In fact, the Letters of Appointment were both dated after the deadline, making clear that Investor Voice did not have the requisite authority prior to submission of the Proposal or the Rule 14a-8(e) deadline for submission. Both Letters of Appointment purport to be "forward-looking as well as retroactive." The Company believes that "retroactive" appointment of a shareholder representative in the manner attempted here is not consistent with Rule 14a-8. Allowing a non-shareholder to claim eligibility to submit a proposal on a shareholder's behalf and then demonstrate such "eligibility" only after receiving a deficiency notice would undercut the basic underpinning of Rule 14a-8 – that only shareholders are entitled to submit proposals. Non-shareholders are not entitled to submit a proposal and then, after the submission deadline and potentially after receiving notice of their failure to demonstrate eligibility, find approval of that proposal from an eligible shareholder as a *post-hoc* means of salvaging eligibility to submit the proposal, notwithstanding any attempt to make the approval "retroactive."

The Letters of Appointment also failed to mention the Company or the Proposal. As noted above, the Letters of Appointment provide broad, generic authority to Investor Voice (among other entities) with respect to "[t]he submission, negotiation, and withdrawal of shareholder proposals" and refer to "any company receiving a shareholder proposal under this durable appointment and grant of authority." In other words, the Letters of Appointment provide generic "proxy" authority to Investor Voice to submit any shareholder proposals Investor Voice desires to any companies in which Ms. Rome and/or the Foundation hold the requisite shares. The Company believes that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of a proxy such as provided in the Letters of Appointment. To conclude otherwise could lead to situations where a non-shareholder, relying on a "proxy" delivered years earlier, submits a proposal entirely unknown to the underlying shareholder. Such a circumstance would completely undercut the fundamental tenet of Rule 14a-8 that only shareholders may submit proposals. Further, under those circumstances, the company likely would want to verify that shareholder's authorization is still valid, which would require the company to contact the shareholder. Placing the burden on the company to prove that the proposal is put forth on behalf of a shareholder is inconsistent with Rule 14a-8 as the burden is on the shareholder to prove eligibility to submit a proposal.

The Company's view is supported by the recent case, *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE) ("***Waste Connections v. Chevedden***"). In *Waste Connections v. Chevedden*, the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc., could omit a proposal submitted by Mr. Chevedden, purportedly on behalf of Mr. McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another person to submit a shareholder proposal. Accordingly, the Letters of Appointment should not be viewed as providing the requisite authority to Investor Voice under Rule 14a-8 to submit the Proposal on behalf of Ms. Rome or the Foundation (in addition to the fact that the authority was not provided until after the Rule 14a-8 deadline for submitting shareholder proposals as discussed above).

In Mr. Herbert's January 2, 2014 response to the Notice, Mr. Herbert stated that "[i]t is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities." The Company agrees. However, the Company disagrees with any assertion that a shareholder representative need not have proper authorization from the shareholder at the time the representative submits the proposal (or, at the least, before the Rule 14a-8 deadline for submission of shareholder proposals), as is the case here. The Company believes that requiring such authority prior to submission of the proposal and the Rule 14a-8 deadline is supported by Rule 14a-8, Staff guidance on and interpretations thereof, and common practice. Entities or individuals that are not shareholders are not entitled to submit a proposal without appropriate authorization – which is why representatives of shareholders routinely include written authorization from the represented shareholder in the initial submission of a proposal (as Investor Voice did in its submission in *Smucker*).

Investor Voice failed to submit authorization to file the Proposal or provide proof of ownership by a third party until after the Rule 14a-8(e)(2) deadline. Further, the Letters of Authorization were executed after that deadline and failed to reference the Company or the Proposal. Accordingly, the Company considers Investor Voice to be the sole proponent of the Proposal.

2. *Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)*

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent then failed to correct those deficiencies within 14 days of receipt of that notice. As the Company could confirm only that Investor Voice was not a shareholder of record, it provided a timely notice of deficiency to Investor Voice (the sole proponent of the Proposal, as discussed above) under Rule 14a-8(f)(1).

As noted above, the Company received two letters containing the Proposal and Supporting Statement on December 11, 2013, via FedEx. Within 14 days of its receipt of the Proposal, the Company gave notice to the sole proponent, Investor Voice, advising Investor Voice that it had not provided written proof of its eligibility to submit the Proposal. The Company's Notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining that sufficient proof of ownership had not been received by the Company – *i.e.*, "Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $ 2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Investor Voice is the record owner of sufficient shares to satisfy this requirement";

Exhibit 2 | No-Action Request – "Letter #1"

(line numbers & highlights added)

- An explanation of what Investor Voice should do to comply with the rule – *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership of JMPC shares by Investor Voice" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;

- A description of the required proof of ownership in a manner that was consistent with the guidance contained in Staff Legal Bulletin 14F (Oct. 18, 2011), (***"SLB 14F"***) – *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.";

- A statement calling Investor Voice's attention to the 14-day deadline for responding to the Company's notice – *i.e.*, "[f]or the Proposal to be eligible for inclusion in JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 and Staff Legal Bulletin 14F.

As of the date of this letter, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when no proof of ownership is submitted by a proponent. *See Anadarko Petroleum Corporation* (Jan. 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

The Proposal was submitted via FedEx on December 10, 2013, and received by the Company on December 11, 2013. The Proposal was not accompanied by proof of eligibility to submit a proposal (either by Investor Voice, Ms. Rome or the Foundation). *See* Exhibits A and B. On December 19, 2013 (a date within 14 days of receipt of the Proposal), the Company properly gave notice to Investor Voice that it was not a record holder of the Company and, therefore, must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibit C. To date, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. Accordingly, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

For the reasons above, the Company believes that Investor Voice should be deemed the sole proponent of the Proposal. Because Investor Voice failed to provide sufficient proof of ownership of the Company's securities after receiving proper notice from the Company (within the timeframe and in the manner established by Rule 14a-8), the Company believes it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(e)(2), Because Investor Voice Did Not Receive Authorization to Submit the Proposal on Behalf of a Shareholder Until After the Rule 14a-8(e) Deadline

Should the Staff be of the view that Ms. Rome and the Foundation should be treated as the proponents of the Proposal, it is the Company's view that the Proposal may be properly excluded under Rule 14a-8(e) because neither Ms. Rome nor the Foundation provided Investor Voice with authority to submit the Proposal on their behalf until after the deadline established in accordance with Rule 14a-8 for submitting proposals.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting. . ." The proxy statement for the Company's 2013 Annual Meeting of Shareholders was first sent to shareholders on or about April 10, 2013, as disclosed in that proxy statement. The Company's next annual meeting is scheduled for May 20, 2014. Because the

Exhibit 2 | No-Action Request – "Letter #1"

(line numbers & highlights added)

Company held its previous annual meeting on May 21, 2013, and the 2014 annual meeting is scheduled for a date that is within 30 days of the anniversary of the date of the 2013 annual meeting, Rule 14a-8(e)(2) provides that all shareholder proposals were required to be received by the Company not less than 120 calendar days before the anniversary date of the Company's proxy statement released to shareholders in connection with the Company's 2013 annual meeting of shareholders. In accordance with the guidance set forth in SLB 14, the Company calculated the deadline for proposals for the 2014 annual meeting as follows:

- Release date for the 2013 Proxy Materials: April 10, 2013
- Increase that date by one year: April 10, 2014
- "Day One": April 9, 2014
- "Day 120": December 11, 2013

Pursuant to Rule 14a-5(e), the Company's 2013 proxy statement stated, under the caption, "Shareholder proposals and nominations for the 2014 annual meeting – Proxy statement proposals" that shareholder proposals intended to be presented at the Company's 2014 annual meeting and included in the proxy materials for that meeting must be received by the Company no later than December 11, 2013. Although the Proposal was submitted to the Company prior to this deadline, the Company did not receive any evidence that the Proposal was, in fact, submitted on behalf of a shareholder (*i.e.*, Ms. Rome or the Foundation) satisfying Rule14a-8(b)'s eligibility requirements until more than three weeks after that deadline (*i.e.*, on January 2, 2014). Further, the evidence provided on January 2, 2014 was insufficient for purposes of Rule 14a-8(e), as the Letters of Appointment providing authority to Investor Voice to file the Proposal were not executed by Ms. Rome and the Foundation until after the deadline. The Letters of Appointment for Ms. Rome and the Foundation were executed on December 19, 2013 and December 18, 2013, respectively, according to the notarizations. As noted above, the Company believes Investor Voice is the Proposal's sole proponent. If, however, the Staff is of the view that Ms. Rome and the Foundation are the only proponents of the Proposal, the Company believes evidence of Ms. Rome's and the Foundation's intent to submit the Proposal was not received prior to the Rule 14a-8(e) deadline.[4] Thus, the Proposal may be omitted in reliance on Rule 14a-8(e)(2).

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[4] As discussed above, the Company also believes that the Letters of Appointment were deficient in providing authority to Investor Voice to file the Proposal because the letters did not mention the Proposal or the Company specifically, but rather granted broad, non-specific authority to Investor Voice (among other entities) to file shareholder proposals on their behalf. The Company believes such proxy authority is inconsistent with Rule 14a-8. Moreover, the Letters of Appointment were not

Exhibit 2 | No-Action Request – "Letter #1"

(line numbers & highlights added)

The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g.*, *American Express Co.* (Dec. 21, 2004) (proposal received one day after the deadline); *Thomas Industries Inc.* (Jan. 15, 2003) (proposal received one day after the deadline); *SBC Communications Inc.* (Dec. 24, 2002) (proposal received one day after the deadline); and *Hewlett-Packard Co.* (Nov. 27, 2000) (proposal received one day after the deadline).

D. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the company demonstrates that a factual statement is objectively and materially false or misleading. The Proposal and Supporting Statement contain multiple factual statements that are objectively and materially false and misleading.

First, the Supporting Statement erroneously states that the Commission "dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals." The Supporting Statement then references this "*SEC Standard*" four additional times throughout the text. In fact, Rule 14a-8 does not contain a "vote-counting standard" for determining the eligibility of shareholder to submit or re-submit a proposal – the only eligibility requirements for the submission of a shareholder proposal are set forth in subsections (a), (b), (c), (d) and (e) of the rule. However, paragraph (i)(12) of Rule 14a-8 does set forth an objective standard pursuant to which a company may exclude a shareholder proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in its proxy materials. Rule 14a-8(i)(12) permits exclusion of a proposal from a company's proxy materials if it received less than a certain percentage of the vote the last time a proposal dealing with substantially the same subject matter was voted on during the preceding five calendar years.

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executed until after deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2014 Annual Meeting.

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 14, 2014
Page 13

Solely for determining the "shareholder vote" for purposes of Rule 14a-8(i)(12), Section F.4 of Staff Legal Bulletin 14 instructs: "Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation." However, characterizing this Staff guidance, intended simply to provide a clear and consistent manner of determining the application of Rule 14a-8(i)(12) to a proposal (regardless of a company's applicable state-law voting standard), as the "*SEC Standard*" for counting votes is materially misleading to shareholders, as the premise is false and it likely would lead shareholders to conclude that the SEC has a voting standard that the Company ignores. The Supporting Statement continues by stating that "JPM does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by (a) the FOR votes, plus (b) the AGAINST votes, plus (c) the ABSTAIN votes." This statement is materially false and misleading – the Company does, indeed, follow the Staff Legal Bulletin 14 standard when considering the application of Rule 14a-8(i)(12); to say otherwise is to inappropriately imply that the Company does not follow the Staff's guidance.

The Staff's position regarding Rule 14a-8(i)(12) has nothing to do with the shareholder vote required to adopt a proposal or elect directors, which are solely matters of state corporate law. The Commission's proxy rules make this point clear – Item 21 of Schedule 14A requires the following:

> Item 21. Voting procedures. As to each matter which is to be submitted to a vote of security holders, furnish the following information:
>
> (a) State the vote required for approval or election, other than for the approval of auditors.
>
> (b) ***Disclose the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions***" (emphasis added).

Item 21 of Schedule 14A does not mandate a vote-counting method for matters presented to shareholders; rather, it requires disclosure of the voting standard "under applicable state law as well as registrant charter and by-law provisions." As the method for establishing the vote required to adopt a proposal or elect directors is a matter of state law, the Proposal's effort to cast the Staff's interpretation of Rule 14a-8(i)(12) as the "*SEC Standard*" for vote counting is fundamentally false and misleading. Further, the Supporting Statement uses four different occasions to mislead shareholders by using the emphasized term the "*SEC Standard*" to describe the Rule 14a-8(i)(12) Staff guidance as a broad

Commission standard for counting votes. Given the false fundamental premise upon which the Supporting Statement attempts to persuade shareholders to vote, the entire Proposal and Supporting are false and misleading in violation of Rule 14a-9 and, therefore, may be properly excluded from the Company's 2014 Proxy Materials.

Second, the Supporting Statement is replete with misleading statements regarding the voting standard requested. Specifically, the Supporting Statement contains no less than four assertions that a voting standard that counts abstentions as votes cast serves to "arbitrarily and unilaterally switch[]" abstentions, is "irrespective of the voter's intent," is "arbitrary," and "artificially" "advantages management's slate of directors." At the core of this misleading argument throughout the Supporting Statement is the statement that "Abstaining voters consciously act to ABSTAIN – to have their votes noted, but not counted." This core statement is untrue; the Company's proxy materials make clear the effect of abstentions to all voters, before they decide how to proceed. As stated annually in the Company's proxy materials regarding proposals other than the election of directors:

> The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve all other proposals. In determining whether each of the other proposals has received the requisite number of affirmative votes, ***abstentions will be counted and will have the same effect as a vote against the proposal.*** Broker non-votes will have no impact since they are not considered shares entitled to vote on the proposal[5] (emphasis added).

The Supporting Statement further misleads shareholders by including six statements that the Company follows the vote counting standard described above with regard to "shareholder-sponsored proposals" when, in fact, the standard described above is followed for all proposals, other than the election of directors, regardless of whether a proposal is a Company proposal or a shareholder proposal. In this regard, the Company annually includes at least one management-supported proposal for which abstentions are counted as votes against such proposal – meaning that voters who abstain from voting on such proposal(s) are counted as votes against the proposal(s) and against the Board's recommended support for such proposal(s). Examples of such proposals include: (i) proposals seeking shareholder ratification of the Company's independent registered public accounting firm;[6] (ii) proposals

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[5] *See* the 2013 proxy materials at page 53, available here: http://www.sec.gov/Archives/edgar/data/19617/000001961713000255/jpmc2013definitiveproxysta.htm.

[6] Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote <u>against</u> the proposal.

seeking adoption of a new or amended employee incentive plan;[7] (iii) advisory proposals to approve executive compensation;[8] and (iv) proposals to amend the Company's Bylaws or Certificate of Incorporation.[9]

The Supporting Statement, in the second of its "Three Considerations," furthers the misleading description of the Company's vote-counting standard by stating that "Abstaining voters do not follow management's recommendations AGAINST a shareholder-sponsored item. Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management." These statements are not true. As discussed above, abstaining voters make that voting decision with full knowledge of the effect of the abstention; further, abstentions are counted as votes against Company proposals, as well. Put simply, the voting standard described in the Company's proxy materials counts all abstentions as votes against a proposal, regardless of the sponsor; the description of "all abstentions ... siding with management" materially misstates the true operation of the Company's voting standard. Given that the Supporting Statement repeatedly provides a false description of the Commission's rules and the operation of the Company's voting standard and the purpose of the Proposal is premised on an objectively false rationale – that abstentions are universally and arbitrarily counted in favor of management – the entire Proposal and Supporting Statement, when taken as a whole, are materially false and misleading.

In *State Street Corporation* (Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (*i.e.*, to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement

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7 Such a proposal was in the Company's 2011 proxy materials and contained the following description of the vote standard: "The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve the Amendment to the Long-Term Incentive Plan ... In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal."

8 Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote against the proposal.

9 Such a proposal will be present in the Company's 2014 Proxy Materials, seeking to approve an amendment to the Company's Certificate of Incorporation to provide shareholders the right to act by written consent, and for which abstentions will be counted and will have the same effect as a vote <u>against</u> the proposal.

annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading. *See also General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as "more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9). In *Alaska Air Group, Inc.* (Feb. 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9.

As with the proposals in the Staff no-action letters discussed above, the Supporting Statement purports to provide shareholders with the purpose and intent of the Proposal – that the Company's vote-counting method is "internally inconsistent" and "calls for the use of the fair and consistent SEC Standard across-the-board." However, as discussed above, this statement (and the numerous other similar statements throughout the Supporting Statement) is objectively false. First, there is no "*SEC Standard*" for counting votes on shareholder or management proposals. Second, the Company's standard for counting votes on proposals other than for the election of directors is clearly explained to shareholders in its proxy materials and is applied consistently across both management-sponsored and shareholder-sponsored proposals. Third, there is no "internal inconsistency" in the vote standard applied to management proposals versus that applied to shareholder proposals – for each, abstentions are counted as votes against the proposal. Fourth, the Company does not (and never has) "arbitrarily and universally switched" shareholder votes. The Company believes that the numerous and pervasive false and misleading statements in the Supporting Statement, when taken together as a whole with the Proposal, renders the entire Proposal materially false and misleading under Rule 14a-9. Specifically, the entire rationale for the Proposal, as set forth in the Supporting Statement, is materially false and misleading. As such, if included in the 2014 Proxy Materials, shareholders would be materially misled about the Commission's rules, the operation of the Company's current voting standard, and the effect of the Proposal, if implemented.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Mr. Bruce T. Herbert, Chief Executive, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 3

.Exhibit 3 | Supplemental Letter – "Letter #2"

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP
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Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

March 11, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Investor Voice

Dear Ladies and Gentlemen:

This letter concerns the request, dated January 14, 2014 (the ***"Initial Request Letter"***), that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Investor Voice (the "***Proponent***") on December 11, 2013, purportedly on behalf of Mercy A. Rome and the Equality Network Foundation, from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***). On behalf of the Proponent, Mr. Bruce T. Herbert, the Proponent's Chief Executive, submitted a letter to the Staff, dated March 6, 2014 (the ***"Proponent Letter"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2014 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On December 11, 2013, the Company received two letters from the Proponent submitting the Proposal for inclusion in the Company's 2014 Proxy Materials. One of the letters stated that the Proponent was submitting the Proposal on behalf of one of the Company's shareholders, Mercy A. Rome. The other letter stated that the Proponent was submitting the Proposal on behalf of one of the Company's shareholders, Equality Network Foundation (the "***Foundation***"), as a co-filer with Ms. Rome. The Proposal reads as follows:

"RESOLVED: Shareholders of JP Morgan Chase & Company ('JPM' or 'Company') hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher standards, or applicable laws or stock exchange regulations dictate otherwise."

The Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as Investor Voice did not provide sufficient proof of its ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b);

- Rule 14a-8(e)(2), as the letters from Ms. Rome and the Foundation purporting to provide Investor Voice with the authority to submit the Proposal to the Company on their behalf were executed and provided to the Company after the Rule 14a-8(e) deadline; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

The Proponent Letter contends that the Proposal and Supporting Statement should not be subject to exclusion from the 2014 Proxy Materials under Rule 14a-8 because, in the view of the Proponent, (1) Investor Voice did not need to provide proof of its ownership of the Company's common stock because it is not the proponent of the Proposal, (2) the evidence that Investor Voice was acting on behalf of Ms. Rome and the Foundation was sufficient, and (3) the Proposal is not materially false and misleading.

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

As discussed below, it is the Company's view that the Proponent Letter does not alter the analysis of the application of Rule 14a-8(f) and Rule 14a-8(e)(2) to the Proposal. Specifically, the Proponent Letter fails to establish that Investor Voice had the right to represent Ms. Rome or the Foundation with regard to the Proposal prior to the Rule 14a-8 deadline. As such, the Company's treatment of Investor Voice as the Proponent of the Proposal is appropriate and the Company has received no evidence of Investor Voice's ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b). Further, it is the Company's view that the Proponent Letter does not alter the application of Rule 14a-8(i)(3) to the Proposal, as the Proposal and Supporting Statement contain numerous and pervasive false and misleading statements that render the entire Proposal materially false and misleading under Rule 14a-9.

II. EXCLUSION OF THE PROPOSAL AND SUPPORTING STATEMENT

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

The Proposal May Be Excluded in Reliance on Rule 14a-8(e)(2), Because Investor Voice Did Not Receive Authorization to Submit the Proposal on Behalf of a Shareholder Until After the Rule 14a-8(e) Deadline

In the Initial Request Letter, we asserted on behalf of the Company that Investor Voice did not have sufficient authorization to submit the Proposal on behalf of Ms. Rome and the Foundation and, accordingly, the Company was treating Investor Voice as the proponent of the Proposal. The Proponent Letter asserts several reasons why the evidence of such authorization should be deemed sufficient, none of which the Company believes is compelling. We address the Proponent Letter's principal arguments below.

The Proponent Letter notes that Investor Voice stated in the letters submitting the Proposal that it was acting on behalf of Ms. Rome and the Foundation. The Company does not, and did not in the Initial Request Letter, assert that Investor Voice never informed the Company that it was acting on behalf of Ms. Rome and the Foundation. The Company, however, continues to assert that a representative must provide evidence of its authority to submit a proposal on behalf of a shareholder because only shareholders are entitled to submit proposals under Rule 14a-8. A simple indication by such a representative, without more, is not sufficient evidence of authority for purposes of Rule 14a-8.

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

The Proponent Letter further argues that the letters of appointment from Ms. Rome and the Foundation were sufficient evidence of authority despite the fact that the letters were executed after the Proposal was submitted and after the Rule 14a-8(e) deadline. The Proponent Letter also avers that the Company already had adequate of evidence of Investor Voice's authority to represent Ms. Rome because the Company had a substantially identical letter of appointment dated December 2012. The Company's views on why a purported representative of a shareholder should be required to have clear evidence of authority to act on behalf of a shareholder for a particular proposal prior to submission of the Proposal (and prior to the Rule 14a-8(e) deadline) are set forth in the Initial Request Letter. Regarding the 2012 authorization from Ms. Rome, Investor Voice asserts that the only reason for resubmitting a later dated authorization is due to Investor Voice's address change. We note, however, that Investor Voice made no such representation to the Company at the time Investor Voice submitted the letter of appointment on January 2, 2014. Further, the Company continues to assert, as we set forth in the Initial Request Letter, that a letter of appointment that does not reference a specific company and/or a specific proposal is not sufficient, particularly when such letter of appointment was executed prior to the Company's previous annual meeting. The Proponent Letter states that "both Ms. Rome and the … Foundation had fully authorized Investor Voice to act on their behalf well before the filing deadline for the submission of the Proposal"[1] but fails to provide any evidence that this authorization existed prior to the Rule 14a-8(e) deadline other than the reference to Ms. Rome's 2012 authorization.

It is the Company's view that, because Investor Voice has not provided sufficient evidence that it was duly authorized to submit the Proposal on behalf of Ms. Rome and the Foundation prior to the Rule 14a-8(e) deadline, it may appropriately treat Investor Voice as the sole proponent of the Proposal. Further, because Investor Voice failed to provide sufficient proof of ownership of the Company's securities after receiving proper notice from the Company (within the timeframe and in the manner established by Rule 14a-8), as well as the reasons set forth in the Initial Request Letter, the Company believes it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

The Proponent Letter asserts that the "Proposal's language … is clear, descriptive, accurate, and appropriate for shareholder consideration."[2] For the reasons set forth in the

---

1 Proponent Letter at page 10.

2 Proponent Letter at page 3.

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

Initial Request Letter, the Company disagrees with this assertion and continues to be of the view that Proposal and Supporting Statement, when read together, are materially false and misleading. In this regard, the Company further notes that the reference in the "RESOLVED" clause of the Proposal to "'withheld [votes]' in the case of board elections" is materially false and misleading as it (1) inaccurately asserts that the Company has a plurality voting standard in uncontested elections of directors and permits shareholders to withhold votes from director nominees on the Company's proxy card; (2) is inconsistent with both the majority voting standard adopted by the Company and the plurality voting system that the Proposal appears to be premised upon; and (3) does not address its operation in contested elections.

1. The Proposal Inaccurately Asserts that the Company Has a Plurality Voting Standard in Uncontested Elections of Directors and Permits Shareholders to Withhold Votes From Director Nominees on the Company's Proxy Card

Rule 14a-4(b)(2) provides the general standard that a proxy card used for an election of directors must permit a shareholder to withhold votes for director nominees; however, Instruction 2 to that rule provides an exception to the general requirement "[i]f applicable state law gives legal effect to votes cast against a nominee." In such a case, a company "in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, ... should provide a similar means for security holders to vote against such nominee." The Company is incorporated under the laws of Delaware, which permits a majority voting standard in uncontested elections of Directors and the Company has adopted such a majority voting provision. Article II, Section 2.09 of the Company's By-laws provides as follows:

> "The vote required for election of a director by the stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or withheld from the election of a nominee at a meeting of stockholders. For purposes of this Section 2.09, a 'majority of the votes cast' shall mean that the number of votes cast '*for*' a director's election exceeds the number of votes cast '*against*' that director's election" (emphasis added).

As such, the Company's proxy card affords shareholders with three options in voting for each director nominee – each shareholder may choose to vote "for," "against," or "abstain" with respect to each director nominee. See Exhibit A for a copy of the proxy card for the Company's 2013 Annual Meeting of Shareholders.

In contrast to majority voting standards in elections of directors, such as the Company's standard described above, a "plurality" standard provides that the director nominees who receive the greatest number of "for" votes are elected, notwithstanding whether a nominee receives a majority of the shares voted. In director elections using a plurality standard, shareholders are afforded the option to vote "for" a nominee or to "withhold" their vote for the nominee.

The Company is of the view that the Proposal is false and misleading because its request that the Company amend its governing documents to provide for tabulation of "for" and "withhold" votes "in the case of board elections" is premised on the false assertion that the Company has plurality voting and allows shareholders to "withhold" votes. In fact, the Company has majority voting for uncontested elections and does not have a mechanism for shareholders to "withhold" votes in the typical election. Accordingly, the Proposal is materially false and misleading.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the company demonstrates that a factual statement is objectively and materially false or misleading. In applying this standard, the Staff has concurred with the exclusion of a proposal where, such as the case with the Proposal, it contains false and misleading statements that relate to its fundamental premise.

For example, the Staff has concurred with the exclusion of a proposal analogous to the Proposal. In *General Electric Co.* (Jan. 6, 2009), a proposal requested that the company adopt a policy that would prohibit any director who received more than 25% in "withheld" votes from serving on any key board committee for two years. The company, however, had a majority voting standard that typically did not provide a means for shareholders to "withhold" votes in director elections. The company argued that the proposal was based on the false underlying assertion that the company employed a plurality standard in the election of directors because the proposal referred to "withheld" votes in the election of directors. The Staff concurred with the company that the proposal was excludable under Rule 14a-8(i)(3). The Proposal is based on the same false premise that existed in *General Electric*.

Further, in *State Street Corporation* (Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (*i.e.*, to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading. *See also General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as "more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9). In *Alaska Air Group, Inc.* (Feb. 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9.

As with the proposals in the Staff no-action letters discussed above, the Proposal is based on a false premise – that the Company uses a plurality voting standard in election of directors that permits the withholding of votes, and not a majority voting standard that does not provide for the withholding of votes. Accordingly, the Proposal is materially false and misleading and excludable under Rule 14a-8(i)(3).

2. The Proposal is Inconsistent With Both the Majority Voting Standard Adopted by the Company and the Plurality Voting System that the Proposal Appears to be Premised Upon

Staff Legal Bulletin No. 14B further states that reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

Consistent with Staff precedent, the Proposal includes inconsistent and misleading language as to the operation of the Proposal with regard to the election of directors. Specifically, the Proposal provides that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)." As such, in the context of director elections, the Proposal calls for a voting standard of a simple majority of the shares voted "for" and "withhold." As discussed above, "withhold" votes generally are relevant only under plurality voting; however, even under plurality voting, the directors that receive the most "for" votes are elected, and "withhold" votes do not impact the outcome of the vote. Thus, a voting standard calling for a simple majority of the shares voted "for" and "withhold" is inconsistent with the operation of both the Company's majority voting system and the plurality voting system the Proposal appears to advocate. Accordingly, the Proposal is so vague and indefinite that it is materially misleading.

3. The Proposal Does Not Address its Operation in Contested Elections

Also consistent with the Staff precedent discussed above, the Proposal includes inconsistent and misleading language as to the operation of the Proposal with regard to the election of directors because it fails to address how the "simple majority" standard set forth in the Proposal will operate in the case of a contested election of directors (*i.e.*, elections where the number of nominees exceeds the number of directors to be elected). In a contested election, it is possible that the number of directors receiving a majority of the votes cast – the standard for election that would be required by the Proposal – could be less than the number of seats on the board of director that are open in the election. In such a situation, under Delaware law, the board of director seats not filled in the election would continue to be filled by incumbent directors until their successors are duly qualified, even if those incumbent directors received fewer votes than other nominees. For this reason, the Company, and most other companies with a majority voting standard, provide for plurality voting in contested elections. The Proposal fails to provide any indication as to how it would operate in contested elections; as such, shareholders would not be able to determine with any reasonable certainty the effect of adopting the Proposal.

4. Conclusion

For the reasons set forth above and in the Initial Request Letter, the Company believes the Proposal may be excluded from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) as the Proposal is materially false and misleading.

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Mr. Bruce T. Herbert, Chief Executive, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

Exhibit A

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

JPMORGAN CHASE & CO.

COMPUTERSHARE SHAREOWNER SERVICES LLC
C/O COMPUTERSHARE
POST OFFICE BOX 43004
PROVIDENCE, RI 02940-3004

SCAN TO
VIEW MATERIALS & VOTE

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by JPMorgan Chase & Co. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions below to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to JPMorgan Chase & Co., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Your voting instructions are confidential.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M53033-P35754-Z59831 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

JPMORGAN CHASE & CO.

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	Election of Directors			
1a.	James A. Bell	☐	☐	☐
1b.	Crandall C. Bowles	☐	☐	☐
1c.	Stephen B. Burke	☐	☐	☐
1d.	David M. Cote	☐	☐	☐
1e.	James S. Crown	☐	☐	☐
1f.	James Dimon	☐	☐	☐
1g.	Timothy P. Flynn	☐	☐	☐
1h.	Ellen V. Futter	☐	☐	☐
1i.	Laban P. Jackson, Jr.	☐	☐	☐
1j.	Lee R. Raymond	☐	☐	☐
1k.	William C. Weldon	☐	☐	☐
2.	Ratification of independent registered public accounting firm	☐	☐	☐
3.	Advisory resolution to approve executive compensation	☐	☐	☐
4.	Amendment to the Firm's Restated Certificate of Incorporation to authorize shareholder action by written consent	☐	☐	☐
5.	Reapproval of Key Executive Performance Plan	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following shareholder proposals:

		For	Against	Abstain
6.	Require separation of chairman and CEO	☐	☐	☐
7.	Require executives to retain significant stock until reaching normal retirement age	☐	☐	☐
8.	Adopt procedures to avoid holding or recommending investments that contribute to human rights violations	☐	☐	☐
9.	Disclose Firm payments used directly or indirectly for lobbying, including specific amounts and recipients' names	☐	☐	☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Exhibit 3 | Supplemental Letter – "Letter #2"

(line numbers & highlights added)

JPMORGAN CHASE & CO.

2013 Annual Meeting of Shareholders

Tuesday, May 21, 2013 10:00 a.m.
JPMorgan Chase Highland Oaks Campus
10420 Highland Manor Drive, Building 2
Tampa, FL 33610

Directions to Highland Oaks Campus – The Highland Oaks Campus (10420 Highland Manor Drive) is near the intersection of I-75 and I-4, approximately 20 miles from Tampa International Airport. From I-275, exit on I-4 East to I-75 South. From I-75 South take Exit 260 "Martin Luther King Jr. Blvd." (MLK) merging right off the exit ramp onto MLK - stay in the right lane. Take the first right turn on Park Oaks Blvd. into Highland Oaks office park, and proceed to the stop sign. Turn right onto Highland Manor Drive. Follow Highland Manor Drive to the end where you will see the JPMorgan Chase Campus entrance. Parking will be available for shareholders.

If you plan to attend the meeting in person, you will be required to present a valid form of government-issued photo identification, such as a driver's license, and this top half of the proxy card. For more information see "Attending the annual meeting" in the proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at http://investor.shareholder.com/jpmorganchase/annual.cfm

M53034-P35754-Z59831

JPMORGAN CHASE & CO.

This proxy is solicited from you by the Board of Directors for use at the Annual Meeting of Shareholders of JPMorgan Chase & Co. on May 21, 2013.

You, the undersigned shareholder, appoint each of Marianne Lake and Stephen M. Cutler, your attorney-in-fact and proxy, with full power of substitution, to vote on your behalf shares of JPMorgan Chase common stock that you would be entitled to vote at the 2013 Annual Meeting, and any adjournment of the meeting, with all powers that you would have if you were personally present at the meeting. **The shares represented by this proxy will be voted as instructed by you on the reverse side of this card with respect to the proposals set forth in the proxy statement, and in the discretion of the proxies on all other matters which may properly come before the 2013 Annual Meeting and any adjournment thereof. If the card is signed but no instructions are given, shares will be voted in accordance with the recommendations of the Board of Directors.**

Participants in the 401(k) Savings Plan: If you have an interest in JPMorgan Chase common stock through an investment in the JPMorgan Chase Common Stock Fund within the 401(k) Savings Plan, your vote will provide voting instructions to the trustee of the plan to vote the proportionate interest as of the record date. If no instructions are given, the trustee will vote unvoted shares in the same proportion as voted shares.

Voting Methods: If you wish to vote by mail, please sign your name exactly as it appears on this proxy and mark, date and return it in the enclosed envelope. If you wish to vote by Internet or telephone, please follow the instructions on the reverse side.

Continued and to be signed on reverse side

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

Dear Mr. Dunn:

This is in response to your letters dated January 14, 2014 and March 11, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by Investor Voice on behalf of Mercy A. Rome and the Equality Network Foundation. We also have received a letter on the proponents' behalf dated March 6, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

Exhibit 4 | SEC Determination (JPM)

(line numbers & highlights added)

March 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

The proposal asks the board to amend the company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted for and against an item (or, "withheld" in the case of board elections).

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to JPMorgan Chase, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which JPMorgan Chase relies.

Sincerely,

Evan S. Jacobson
Special Counsel

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 5

Exhibit 5 | Shareholder Proposal

(line numbers & highlights added)

Final-1 JP Morgan Chase 2013-2014 – Fair Vote-Counting
(corner-note for identification purposes only, not intended for publication)

RESOLVED: Shareholders of JP Morgan Chase & Company ("JPM" or "Company") hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

JPM is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided only by (a) the FOR, plus (b) the AGAINST votes.

JPM does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by (a) the FOR votes, plus (b) the AGAINST votes, plus (c) the ABSTAIN votes.

JPM's 2013 proxy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as a vote against the proposal."

Using ABSTAIN votes as JPM does counters an accepted hallmark of fair voting – honoring voter intent. Thoughtful voters who choose to ABSTAIN should not have their choices arbitrarily and universally switched as if opposing a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to ABSTAIN – to have their vote noted, but not counted. Yet, JPM unilaterally counts all abstentions as if AGAINST a shareholder-sponsored proposal (irrespective of the voter's intent).

[2] Abstaining voters do not follow management's recommendation AGAINST a shareholder-sponsored item. Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management.

[3] Remarkably, JPM embraces the *SEC Standard* that this Proposal requests and excludes abstentions for Company-sponsored Proposal #1 (director elections, stating that abstentions will "have no impact as they are not counted as votes cast"), while applying a more restrictive vote-counting formula that includes abstentions to all shareholder-sponsored proposals.

This advantages management's slate of director nominees by artificially boosting the appearance of support on Proposal #1, and depresses (harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices – counting votes using two different formulas – fail to respect voter intent, are arbitrary, and run counter to core principles of sound corporate governance.

A system that is internally inconsistent – like JPM's – is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

JPM must recognize the inconsistency of applying the *SEC Standard* to the Company-sponsored proposal on board elections, while applying a different formula (that artificially lowers the vote) to shareholder-sponsored proposals.

Therefore, please vote FOR this common-sense governance Proposal that calls for the use of the fair and consistent *SEC Standard* across-the-board, while allowing flexibility for different thresholds where required.

~ ~ ~

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 6

Exhibit 6 | SEC Determination (SCHW)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Scott McMillen
The Charles Schwab Corporation
scott.mcmillen@schwab.com

Re: The Charles Schwab Corporation
Incoming letter dated January 2, 2014

Dear Mr. McMillen:

This is in response to your letters dated January 2, 2014 and February 7, 2014 concerning the shareholder proposal submitted to Charles Schwab by Investor Voice on behalf of the Seattle Mennonite Church. We also have received letters on the proponent's behalf dated February 5, 2014 and February 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

Exhibit 6 | SEC Determination (SCHW)

(line numbers & highlights added)

March 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Charles Schwab Corporation
Incoming letter dated January 2, 2014

The proposal asks the board to amend the company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted for and against an item (or, "withheld" in the case of board elections).

We are unable to conclude that Charles Schwab has met its burden of establishing that it may exclude the proposal or the entire supporting statement under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal or the supporting statement are materially false or misleading or that they are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Charles Schwab may omit the proposal or the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya Aldave
Attorney-Adviser

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 7

Exhibit 7 | No-Action Response

(line numbers & highlights added)

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

March 6, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Response to JPMorgan Chase & Co. No-Action Request

Ladies and Gentlemen:

I write in regard to two shareholder proposals ("Proposal" or "Proposals") that were the subject of a No-Action request initiated January 14, 2014 by Morrison & Foerster, LLP ("Morrison" or "Counsel") on behalf of JPMorgan Chase & Co. ("JPMorgan," "Company" or "JPM"). Because Morrison & Foerster represent JPMorgan Chase & Co., the terms "Counsel" and "Company" may be used interchangeably.

The No-Action request seeks to omit a shareholder Proposal that was submitted by Investor Voice, SPC ("Investor Voice") on behalf of two different proponents: Mercy Rome ("Rome," "Proponent" or, collectively, "Proponents") and the Equality Network Foundation ("Foundation," "Proponent" or, collectively, "Proponents"). Each Proponent is a separate and independent person or entity, and Investor Voice was hired independently to represent them and to file the Proposal on their behalf.

This Letter of Response ("Response") is submitted on behalf of each Proponent by Investor Voice, the designated representative for each Proponent in this matter. Both Ms. Rome and the Foundation are long-term beneficial owners of shares of common stock of JPMorgan Chase & Co.

The No-Action Letter, a copy of the Proposal, and related materials are attached hereto as Exhibits 1-14.

Pursuant to Staff Legal Bulletin No. 14D (CF), this Response is filed via e-mail. Also, in accordance with Rule 14a-8(j), a copy has been contemporaneously sent to Anthony J. Horan, Corporate Secretary of JPMorgan Chase; and to Martin P. Dunn of Morrison & Foerster, LLP.

(A)
Overview

The Company has made three assertions in favor of exclusion, suggesting:

A. That the identity of the Proponents – though clearly detailed in three separate ways – was somehow in question or unknowable to the Company.

Information regarding the Proponents was fully detailed in the:

(a) Filing letter.

(b) Response to the Company's letter of deficiency.

(c) Letters of verification from Charles Schwab.

B. That the Letters of Appointment for Investor Voice – though notarized, thoroughgoing, and (in the case of Ms. Rome) already on-file with the Company – were in some fashion insufficient.

C. That the language in the Proposal – though clear, succinct, fair, and descriptive – was "false and misleading."

In the matter of No-Action requests, the burden of proof lies squarely on the Company to prove that a proposal is excludable. Rule 14a-8(g). In this Response it will be clearly seen that JPMorgan fails to carry this burden, and that its No-Action request should be denied.

In contrast, in regard to the two Proponent submissions, it will be clearly demonstrated that:

1. The filing materials are clear, complete, follow established protocol, and in the case of Rome, were already in the Company's hands from a prior year.

2. That Investor Voice was properly & completely authorized to represent the two Proponents.

3. That the Filing letter's language unequivocally identifies the two Proponents (Rome & Foundation) as the beneficial owners of shares, and Investor Voice as their representative.

4. The Company demands an unsupported level of specificity regarding authorization letter details and the timing of its receipt that is neither stated nor implied in either Rule 14a-8(b)(2) or 14a-8(b)(i); and seeks by fiat-of-

its-own-opinion to birth a variety of new requirements never before envisioned under Rule 14a-8(b).

5. That the Proposal's language, is clear, descriptive, accurate, and appropriate for shareholder consideration.

Investor Voice and the Proponents hold the view that any of the concerns expressed in the Company's No-Action request could have easily, expeditiously, and more appropriately been handled in a direct dialogue between JPMorgan and the Proponents. As such, the No-Action request represents an unnecessary waste of Staff time and resources.

Placed into context, the question of how companies use multiple vote-counting formulas in their proxy is moving to the fore as an important corporate governance issue. There has been a rise in proposals which request that companies harmonize all voting calculations with those used by the SEC when measuring shareholder proposal support for resubmission eligibility. This is evidenced by a January 31, 2014 Institutional Shareholder Services (ISS) Feature report entitled **"Vote Disclosures in Focus for 2014 U.S. Proxy Season"** which quotes Bruce Herbert in the article:

> "There are important principles of fairness and propriety at stake, and occasionally instances where a majority vote (counted the way the SEC does for purposes of determining eligibility for resubmission), is turned into a failing vote because of the variant vote-counting formula used by the company" (Exhibit 7, page 2, lines 40-43).

(B)
IDENTITY OF PROPONENTS

Investor Voice, acting on behalf of Mercy Rome and the Equality Network Foundation, submitted the Proposal in a timely way for inclusion in JPMorgan's 2014 proxy, as acknowledged by the Company in its 1/14/2014 No-Action request (Exhibit 1, page 2, lines 25-27).

The Investor Voice filing letters established quite clearly that the Proposal was filed on behalf of each Proponent, respectively. It also identified Investor Voice in *relation* to each Proponent by stating that Investor Voice acts "on behalf of clients" (Exhibit 3, line 1; and Exhibit 4, line 1).

Nowhere in the filing materials is it either stated or implied that Investor Voice is the beneficial owner of shares.

Despite this, the Company's No-Action request would have Staff believe that Investor Voice is the proponent of the Proposal, not Rome or the Foundation. This curious assertion is made in the face of the fact that each filing letter explicitly states (respectively):

- That the Proposal is filed "**on behalf of** Mercy A. Rome" who is "**the beneficial owner of** 95 shares of common stock" "which have been continuously held since April 13, 2009" (emphases added).
  (Exhibit 3, page 1, line 28 and page 2, lines 1-3)

- That the Proposal is filed "**on behalf of** [the] Equality Network Foundation" which is "**the beneficial owner of** 55 shares of common stock" (emphases added).
  (Exhibit 4, lines 13, 20-21, and 22-23)

The intent of the filing letter is clear: "**on behalf of**" and "**the beneficial owner of**" are two distinct ways to identify Ms. Rome and the Foundation as the Proponents of the shareholder Proposal – in fact, either expression in-and-of itself is sufficient to accomplish the task of identifying a Proponent.

Though either of these expressions could in itself be deemed sufficient, the Rome filing letter went further to explicitly identify both the number and date of acquisition of Ms. Rome's JPMorgan shares – facts that were substantiated in every detail by Charles Schwab in its Letter of Verification.

Had Investor Voice intended to be the proponent, why would its filing letter reference two other shareholders, and go so far as to name those shareholders' shares? If Investor Voice had intended to be the proponent, why would it send two separate filing letters, each containing the same proposal? It would be nonsensical to do so.

Thus, it strains credulity for the Company to assert that it was somehow confused about the identity of the Proponents.

This is especially so given that Ms. Rome is well-known to the Company from having submitted a proposal on this topic last year. Investor Voice is equally well-known to the Company as a result of dialogue and representing Ms. Rome on this topic in the last filing season.

(B2)

As both Staff and the Company are aware, it is a common practice for proxy-related materials to state the name of an entity filing on behalf of a beneficial owner; these are often then seen in the proxy as "filed by X on behalf of Y" (for examples of this language see Exhibit 13).

The Investor Voice 1/2/2014 response to the Company's deficiency letter commented on the prevalence of this practice, and also identified the two Proponents: "It is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. **Mercy Rome and the Equality Network Foundation are the Proponents of this Proposal** and – in line with long tradition – Investor Voice is assisting them with the filing" (emphasis added) (Exhibit 6, page 1, lines 11-14).

One can readily find examples in proxy statements where, for instance, the *As You Sow Foundation*, or *Trillium Asset Management*, or *Newground Social Investment*, or, indeed, *Investor Voice* is listed in this fashion. The language of the two letters in this instance shifted only slightly (and then only by a single word) by referring – in the form of a request – to Investor Voice as a "sponsor" or "filer" in the case of Rome & the Foundation, respectively.

But rather than accept a series of unequivocal statements made in clear language, the Company instead seizes on a single word lower down in each letter, feigns confusion, and proceeds to overstep and ignore each successive instance of representation that Rome & the Foundation are the beneficial owners.

That Ms. Rome and the Foundation are the beneficial owners and Proponents is abundantly clear in each letter, such that it really could not be confused.

<u>Summary on the question of shareholder identity</u>:

1. Nowhere do the filing materials state or imply that Investor Voice is the beneficial owner of the shares; in fact, each filing letter, respectively, describes Ms. Rome and the Equality Network Foundation as **"the beneficial owner of"** shares.

2. The intent of both filing letters is clear: the language **"on behalf of"** and **"the beneficial owner of"** is contained in each, and explicitly identify Ms. Rome and the Foundation as the Proponents – in fact, either expression is sufficient and would stand alone to accomplish the task.

3. The Investor Voice 1/2/2014 response to the Company's deficiency letter unequivocally states: **"Mercy Rome and the Equality Network Foundation are the Proponents of this Proposal."**

4. The third-party letters of verification each identify the beneficial shareholder: Ms. Rome and the Equality Network Foundation, respectively.

5. Both Mercy Rome and Investor Voice were well-known to the Company as a result of having filed a similar proposal last year.

JPMorgan appears intent upon playing a proof-of-ownership game that we deem wasteful of Commission time and resources. Although companies are entitled to raise proof of ownership concerns using the deficiency letter process, the Staff has lately made it clear – especially in Staff Legal Bulletin No. 14G (CF) – that the process is not intended to be an opportunity for companies to bury proponents in technicalities.

For instance, SLB 14G explicitly rejects a number of the technical maneuvers companies had used to reject proofs of ownership, such as refusing to recognize DTC company *affiliates*, and failing to provide specific information on proof of ownership deficiencies.

In this instance the facts of the matter are apparent, and the Company has failed to substantiate its representation that the identity of the Proponents is unclear. Therefore, having failed to carry its burden of proof, the Company's No-Action request should be denied.

(C)
Letter of Appointment

The Company makes various assertions regarding letters of appointment, including on page 5, footnote 2 that Rule 14a-8(f) does not require the Company to give notice of a failure to provide proof of authorization.

However, considering the logic of Rule 14a-8, which requires notice of deficiencies in one's proof of ownership, it stands to reason that if there were deficiencies in the proof of authorization, such deficiencies would also be part of the 14 day notice and correction period provided by Rule 14a-8(f). That provision refers to notices of any "procedural or eligibility" deficiencies, which surely would encompass any question about a letter of authorization.

Furthermore, it is notable that the Rule and Staff Legal Bulletins contain no guidance regarding authorization to file a proposal on behalf of another person. It follows therefore, that if reasonable documentation is provided as it has been in the present instance, and the company fails to include specific objections in its deficiency notice, the company is precluded from objecting to the form of authorization.

The Company notes that the authorizations from Rome and Foundation were dated after the submission deadline, seeming to suggest that Investor Voice was therefore not authorized at the time it submitted the Proposals.

The Company goes on at length regarding the Proponents' letter of authorization for Investor Voice, as in: "Staff Legal Bulletin 14 is clear that the shareholder 'is responsible for proving his or her eligibility to submit a proposal to the company'" (Exhibit 1, page 6, lines 18-19). While it is accurate to observe that a "shareholder" is thus responsible, this has no bearing on and does not support the Company's contention that the *shareholder's representative* must offer proof that it has been authorized by the shareholder to deliver the appropriate documents of eligibility on the shareholder's behalf.

As established above, it is entirely commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. They would not do this without authority, and could not accomplish the task without proper authorization being in place (for instance no custodian would deliver a Letter of Verification to an unauthorized third party). For this reason there is no need for a Company to demand proof of authorization; but moreover, there is no Rule or interpretation that requires a shareholder's representative to provide such proof.

The Company also espouses the view that a shareholder representative must submit proof of authorization at the time of filing, or before the Rule 14a-8 deadline for filing a shareholder proposal. It cites a single instance (J.M. Smucker Company) in which Investor Voice filed a proposal and did supply a letter of authorization along with the filing letter. The Company's view is at variance with mainstream practice in this arena. I am a past Governing Boardmember of ICCR, and our organization has filed proposals for more than two decades – this is the only time I have heard this view espoused. It is a convenient view for a company to hold, since it imposes a larger qualifying hurdle upon shareholders and thus represents an additional barrier to the proxy – but it is a view that was not envisioned by Staff and is not supported in law.

Regardless of how the Company may *feel* about it, every one of its arguments regarding the validity of, timing of receipt of, or specific content of the letter of authorization are moot because they are not grounded in the Rule, and nowhere in its No-Action request does the Company or its Counsel cite any authority to substantiate their assertions. Therefore, its No-Action request should be denied on these grounds.

(C2)

The foregoing notwithstanding, both Ms. Rome and the Equality Network Foundation had fully authorized Investor Voice to act on their behalf well before the filing deadline for submission of this Proposal.

In fact, the Company had in its files at the time this Proposal was submitted a letter of authorization from Ms. Rome dated 12/3/2012 that included the explicit language: "This authorization and appointment is intended to be forward-looking as well as retroactive" – which means that Investor Voice's submission of the 12/6/2013 Proposal was already solidly grounded in this appointment and grant of authority (Exhibit 8, lines 10-11).

JPMorgan had this letter on-hand, in its files, as a result of Investor Voice having submitted a shareholder proposal in the prior year on behalf of Ms. Rome. The authorization was delivered to the Company via a 12/22/2012 Deficiency response letter (Exhibit 12).

Elsewhere in the 1/14/2014 No-Action request the Company complains (again, without citation to justify its complaint) that the subsequent letter of authorization submitted in response to the 12/18/2013 deficiency letter was overly broad. While these complaints are without merit for the reasons outlined elsewhere, and neither Company nor Counsel offer justification or cite authority for making them, the Company takes pains to highlight in an approving way an instance regarding the J.M. Smucker Company in which "in the initial submission... Investor Voice attached both a proposal and Letter[] of Appointment [] from the shareholder it was representing" (Exhibit 1, page 5 footnote, lines 32-34).

It is instructive that the letter of appointment to Smucker's which the Company celebrates and finds so worthwhile is identical in substance to the letter of appointment from Ms. Rome for Investor Voice that JPMorgan had on file at the time the current Proposal was submitted. Word-for-word, the grant of authority is identical in both the Smucker's letter that JPMorgan celebrates, and the letter from Ms. Rome that it had on file; as follows:

- "I [we] hereby authorize and appoint Investor Voice... to represent me [us]... in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings. This authorization and appointment is intended to be forward-looking as well as retroactive" (Exhibit 8, lines 4-11 and Exhibit 14, lines 4-11).

It is clear from this analysis that:

(a) The form of the Investor Voice letter of authorization was acceptable to the Company in the case of the Smucker's submission.

(b) This same form of authorization – identically worded in all substantive parts – was present in the Rome letter of authorization for Investor Voice.

(c) The Company held in its possession – at the time of the initial shareholder filing – a copy of the Rome letter of authorization for Investor Voice.

Therefore – notwithstanding the lack of a justifiable requirement to provide the Company with any form of a letter of authorization – the Company was fully in possession of a valid and in-force letter of authority from Ms. Rome for Investor Voice (dated 12/3/2012, Exhibit 8) at the time the shareholder Proposal was submitted on 12/11/2013.

In a similar fashion, the Equality Network Foundation had fully and properly authorized Investor Voice well before the 12/11/2013 filing deadline. Please reference the Foundation letter dated 5/16/2012 – whose grant of authority is identical in substance to both the Smucker's and the Rome letters of authorization (Exhibit 10, lines 9-14).

For these reasons, Staff should deny the Company's request for No-Action on this basis.

(C3)

Both of the foregoing notwithstanding, both Ms. Rome and the Equality Network Foundation had fully authorized Investor Voice to act on their behalf in submitting the shareholder Proposal to JPMorgan.

In response to the 12/18/2013 deficiency letter that requested proof of authorization, Investor Voice returned in a timely way two newer letters of authorization signed by Ms. Rome and the Equality Network Foundation. Investor Voice provided newer versions of these letters (as opposed to the still-valid earlier versions) solely because they referenced Investor Voice's current address – which had changed since the prior letters had been signed. It is important to note that the change of address for Investor Voice in no way invalidated the grant of authority – a newer letter was provided so as to avoid potential confusion or misdirection of correspondence related to the dialogue Proponents had hoped (without satisfaction) that the Company would engage in on the important governance topic of fair vote-counting.

The language of both these newer letters of authorization, which are notarized, is quite similar in all substantive ways to the prior letters. They clearly state that:

- "This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive."
  (Exhibit 9, lines 9-10 for Rome; and Exhibit 11, lines 10-11 for the Foundation)

In its protest against these letters of authority, the Company is:

(a) Incorrect in its assumption there is a requirement for them under SEC Rule.

(b) Incorrect in the assumption that the date they were notarized implies that there was not in existence a prior grant of authority.

(c) Impermissibly dismissive of the fact that the newer letters of authorization clearly state that they are to be "forward-looking as well as retroactive." Even had the prior written grants of authority not been in existence, it is not the Company's prerogative to dismiss the terms of a shareholder's written contract with their authorized representative.

(d) Uninformed of (or studiously ignorant of) the fact that it already held in-hand a valid grant of authority at the time of Ms. Rome's shareholder filing.

(e) Grasping, shrill, and accusatory in its imaginings of potential abuse of the shareholder filing process.

- In point of fact, both the filing letters named Ms. Rome and the Equality Network Foundation, respectively, as the beneficial owners of shares, and the Rome letter went on to explicitly identify – at the time of initial submission – the particular shareholding and date of acquisition.

  As an objective fact, in neither case could the possibility even exist, as the Company implausibly suggests, of "find[ing] approval of that proposal from an eligible shareholder as a post-hoc means of salvaging eligibility" (Exhibit 1, page 6, lines 33-34).

Therefore, the Company's request for No-Action should be denied on these grounds.

(C4)

Notwithstanding all three of the foregoing, even were a letter of authorization required under the Rules (which we do not find authority for), the Company is decidedly incorrect in asserting that it must be provided at the time of an initial submission; and further, that it is not a routine part of the proof of ownership and, therefore, correctable within the proof of ownership deficiency notice 14-day period.

As it is the Company's assertion that proof of authority is required for one party to submit a proposal on behalf of a shareholder, it then logically follows that that authority is inextricably part of the proof of ownership. To argue otherwise is,

Exhibit 7 | No-Action Response

(line numbers & highlights added)

while serving a company's interest in blocking shareholder-sponsored items from the proxy, neither rational nor justifiable.

In this instance, the Investor Voice response to the Company's deficiency letter detailed the materials that were being provided, and stated:

- "We feel this fulfills the requirements of SEC Rule 14a-8, so please inform us in a timely way should you feel otherwise."
  (Exhibit 6, lines 20-21)

If the Company did not feel the letter of authorization was sufficient for some reason, it had the opportunity to inquire further and receive additional satisfaction. That the Company chose not to, denied Proponents an opportunity for correction, which is inconsistent with the Rule. It may also indicate an interest in a "proof-of-ownership" game, something the Staff has made clear is not intended or envisioned under the Rules.

With these considerations in mind, the Staff should deem that the Company has failed to exercise proper diligence and has not carried its burden of proof in regard to any of its assertions; therefore, the No-Action request should be denied.

(C5)

Next the Company cites a recent case:

- "The Company's view is supported by the recent case, *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young,* (Civil Action 4:13-CV-00176-KPE) ("***Waste Connections v. Chevedden***"). In *Waste Connections v. Chevedden,* the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc., could omit a proposal submitted by Mr. Chevedden, purportedly on behalf of Mr. McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another person to submit a shareholder proposal. Accordingly, the Letters of Appointment should not be viewed as providing the requisite authority to Investor Voice under Rule 14a-8 to submit the Proposal on behalf of Ms. Rome or the Foundation (in addition to the fact that the authority was not provided until after the Rule 14a-8 deadline for submitting shareholder proposals as discussed above)" (Exhibit 1, page 7, lines 16-26).

It is notable that the Chevedden District Court Case was argued without a defense, so both arguments regarding the ability to submit a proposal on behalf of another were not briefed.

Exhibit 7 | No-Action Response

(line numbers & highlights added)

As a result, *Waste Connections v. John Chevedden* does not establish a reliable precedent.

As both Staff and the Company are well aware, for the past four decades it has been commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities.

It is surprising for the Company to seem to assert that: "in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another person to submit a shareholder proposal" (Exhibit 1, page 7, lines 21-22), when in its own No-Action request it writes: "Mr. Herbert stated that '[i]t is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities.' The Company agrees" (emphasis added) (Exhibit 1, page 7, lines 27-29).

(C6)

The company cites four determinations purportedly in support of omitting the Proposal:

- "The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g., American Express Co.* (Dec. 21, 2004) (proposal received one day after the deadline); *Thomas Industries Inc.* (Jan. 15,2003) (proposal received one day after the deadline); *SBC Communications Inc.* (Dec. 24, 2002) (proposal received one day after the deadline); and *Hewlett-Packard Co.* (Nov. 27, 2000) (proposal received one day after the deadline)" (Exhibit 1, page 12, lines 1-7).

However, all four cases are not relevant because they involve instances in which a shareholder proposal was received by the Company one day following the filing deadline. The Rome and Foundation Proposals, as the Company acknowledges in its No-Action Letter, were received in a timely way by the filing deadline.

(C7)

The Company's arguments regarding the invalidity of the Letter of Appointment are based on flawed suppositions, including:

- Wishful thinking concerning words, meanings, or requirements that are not present in the Rule.
- Conjecture about hypothetical future events that have no relevance or bearing on the facts of the present circumstance.

It appears that the Company would like to draw the Staff's attention away from several key and defining facts:

1. **Mercy Rome and Investor Voice are both well known to the Company.**

   There is no confusion or lack of clarity as to who the Proponents are, and that they have properly authorized Investor Voice as their representative.

   This is because Ms. Rome (represented by Investor Voice) filed a similar proposal in 2012-2013, and submitted a Letter of Appointment dated 12/3/2012 (Exhibit 8) via a Deficiency response letter dated 12/22/2012 (Exhibit 12), which should be on file with the Company.

   The original, 2012 Letter of Appointment was augmented by a second, 2013 version (Exhibit 9); which was supplied because Investor Voice's physical address had changed. The 2013 Letter of Appointment is dated and notarized contemporaneously with the current filing and review process.

   The Company's shrill imaginings about a future filled with rogue shareholder filings is only that – a fanciful hypothesis which has no bearing on the present case, but seems designed to deflect attention from the objective fact that both the Proponent and Investor Voice are well known to the Company.

2. **There is no support for the Company's position under Rule 14a-8(b)(i) or other portions of Rule 14a-8.**

   The Company makes no reference to Rule 14a-8, but seeks to broadly apply a set of generalized inferences to the Letter of Appointment in the apparent hope that these random attributions, without specific citation, will somehow be found compelling.

   The Filing Letter, Proposal, Letter of Verification, Letter of Appointment, and Statement of Intent form an indivisible group of documents, such that none can stand alone or result in a shareholder filing on its own. That portions of 14a-8 may apply certain criteria or requirements on one element of this group of documents does not mean that the same criteria or requirements then apply equally to each of the documents. To argue otherwise is not supported in the language of the Rules.

3. **Contracts are not required to have terminating language.**

Investor Voice operates under a contract with its clients, which is not required to have terminating language or a stated end point. Obvious examples of such open-ended arrangements include:

- Legal Retainers (including, presumably, the retainer under which Morrison & Foerster is engaged by JPMorgan).
- Investment Advisory Agreements. Money managers routinely manage client assets for many years based on a single originating document.
- Sub-Advisory agreements of all sorts.

In many, if not most, contracts there is at play a principle of enduring representation – the idea that a contractual relationship will naturally endure until either: **(a)** rescinded, **(b)** a stated termination date is reached, or **(c)** one party simply stops paying the other.

In precisely the same way that Morrison & Foerster would stop filing No-Action Letters if JPMorgan no longer paid it, it is commonsensical that Investor Voice would not continue to represent clients who no longer wish to be active (or who no longer qualified) with their shareholdings.

As referenced above, the indivisible group of filing documents together create interlacing safeguards that offer great protection against the kind of uncontrolled future imagined by the Company. Regardless, in this instance, for this shareholder filing, for this Company and in this year, the Commission has before it a set of participants who for the most part know each other, and a set of objective facts that are well established and that have not been questioned.

Nothing about the Company's *rogue future* hypothesis applies to this shareholder filing, and nothing in the Company's arguments is buttressed by the language of the Rules.

In summary, the Company has failed to carry its burden of proof in arguing against any of the Proponent's Letters of Appointment for Investor Voice. Therefore, the Company's No-Action request should not be granted on these grounds.

Should Staff wish to consider establishing limitations in regard to Letters of Appointment, we respectfully submit that it should do so by issuing future clarification via Bulletins or other means, and not by a grant of No-Action in this circumstance. This is because this shareholder filing was entered into with reliance on an established set of Rules and interpretations, and could not envision the kind of additional criteria or requirements that JPMorgan has devised after-the-fact in its No-Action Letter.

(D)
FALSE OR MISLEADING

In the matter of No-Action requests, the burden of proof lies with the Company to establish that a proposal is excludable. Rule 14a-8(g). As the Company has appropriately acknowledged (Exhibit 1, page 12, lines 13-15), pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) for exclusion may only be used in a few highly limited circumstances. This creates an appropriately rigorous and high threshold for establishing "materially false or misleading," which makes the Company's burden of proof on these grounds commensurately higher.

The Staff has made it clear that differences of opinion, or opposing advocacy views, are not a ground for exclusion under Rule 14a-8(i)(3); but rather, where facts stated are objectively false or are found to be misleading, those items either must be deleted or, in extreme instances, can lead to exclusion of the proposal. The present Proposal does not present such a circumstance.

(D2)

The Company claims that the Proposal: "erroneously states that the Commission 'dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals.'" (Exhibit 1, page 12, lines 19-21).

The Company is mistaken in its representation that there is no such vote-counting standard.

The Company launches into a convoluted nest of arguments and citations that seem designed to cloud the issue because, at the end of the day, for the narrow purpose that the Proposal defines, there is indeed a single prescribed way to calculate votes "for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals" (Exhibit 2, lines 8-9).

This definition is succinctly and clearly outlined in the Proposal, and then serves as the basis for all subsequent discussion within the Proposal.

(D3)

The Company next complains about the Proposal's use of wording; in particular the phrase "*SEC Standard*." As the Company should be aware, assigning a representative word or phrase in reference to a longer title, definition, or passage is a common convention of journalists, writers, researchers, and scholars.

The convention involves initially displaying a word or phrase in quotes or italics so as to distinguish and define it (such as "Company" or "Proponent"), then consistently using that word or phrase thereafter – as it was first displayed – so that it properly and consistently refers back to its original definition or context. This is not only an accepted stylistic convention, the practice is almost made necessary as a result of the 500-word size of a shareholder proposal.

In this instance the Proposal:

(a) Clearly defines the term "*SEC Standard*" **in the very first paragraph** of the Supporting Statement (Exhibit 2, lines 7-10).

The Proposal describes it as the vote-counting formula which is used to determine eligibility for resubmission of shareholder-sponsored proposals: FOR / FOR + AGAINST.

(b) Henceforward, the Proposal consistently places the term both in *italics* and also rendered with leading-capitals ("lead-caps") so as to clearly indicate each step of the way that the term is representative of the one definition that was clearly outlined in the first paragraph of the Supporting Statement.

This is done completely in keeping with the established constraints and conventions of formal writing style. Given that the Proposal is a 1-page, less-than-500-word document, a reader will recognize that this is a phrase which is used as an identifier, and he or she will remember that it references a definition nearby on the page where they are reading. In this way it should not ever be confusing (much less, misleading) to a reader.

(D4)

The Company asserts: "characterizing this Staff guidance... as the '*SEC Standard*' for counting votes is materially misleading to shareholders, as the premise is false and it likely would lead shareholders to conclude that the SEC has a voting standard that the Company ignores" (Exhibit 1, page 13, lines 4-7).

- The Company misrepresents the Proposal, which does not in any way characterize the *SEC Standard* as the required way for companies to count votes. If it were required, the Company would be doing it and there would be no need for the shareholder Proposal.

  Therefore, contrary to the Company's assertion, it is not at all "likely" that a shareholder would misconstrue the Proposal and conclude that the Company is somehow not following the rules or is breaking the law.

  Further, the Company is in error when it states, regarding the Proposal, that "the premise is false." This is because there most certainly is an objective and required methodology for counting votes for the purposes of determining eligibility for resubmission. It happens to be the same formula all major proxy voting companies use and report on, because it is the only formula that creates equivalence and comparability across-the-board.

  The Proposal describes this formula (elsewhere called a Simple Majority Vote), describes how JPMorgan does use it to count Management-Sponsored Proposal 1, then contrasts it with the more restrictive vote-counting formula that the Company uses to count all other votes, including shareholder-sponsored proposals.

  The purpose in doing this is to properly inform fellow shareholders so they may then vote on whether they wish to perpetuate a two-tier system or adopt a single, consistent vote-counting methodology across-the-board (with the exceptions as noted in the Proposal's Resolve clause).

(D5)

The Company next states that the Proposal implies that the Company does not follow the *SEC standard* in the relevant setting, which is an application of Rule 14a-8(i)(12). Quite to the contrary, the Proposal never makes such an assertion, but only references and defines this standard in the context of calculating resubmission eligibility.

- JPMorgan claims that the Proposal is "materially false and misleading" when it appears that it is the Company's representations itself that are demonstrably false and misleading.

  The Company has distorted the Proposal's meaning by willfully ignoring the crucial context that it refers to shareholder-sponsored votes. The way this is done is misleading – it implies a meaning that is not at all present in the Proposal.

(D6)

Next the Company writes: "The Staff's position regarding Rule 14a-8(i)(12) has nothing to do with the shareholder vote required to adopt a proposal or elect directors, which are solely matters of state corporate law" (Exhibit 1, page 13, lines 16-18).

- The fact that state law allows the use of multiple vote-counting formulas, and that JPMorgan has taken advantage of these provisions to implement a two-tier voting process is the central point of the Proposal.

  The Proposal seeks to describe this, to allow shareholders to examine the dual voting practices that JPMorgan has embraced, and to allow a vote on whether or not to perpetuate them.

(D7)

The Company, in essence, throughout its submission, asserts that the Proposal materially misleads stockholders to the view that the Company may be out of compliance with a Commission standard.

The Proposal makes no such assertion or implication. What the Proposal does do is make clear the objective fact that JPMorgan uses one vote-counting formula for Management-Sponsored Proposal 1, and a different vote-counting formula for all other management-sponsored proposals and shareholder-sponsored ones.

(D8)

The Company makes a gross misstatement and factually inaccurate misrepresentation when it states: "Given... the purpose of the Proposal is premised on **an objectively false rationale – that abstentions are universally and arbitrarily counted in favor of management** – the entire Proposal and Supporting Statement, when taken as a whole, are materially false and misleading" (emphasis added) (Exhibit 1, page 15, lines 14-18).

In representing that the Proposal asserts "that abstentions are universally and arbitrarily counted in favor of management" the Company has manipulated the reader by omitting key data to present an out-of-context excerpt which dramatically distorts the picture.

What the Proposal states is:

"[1] Abstaining voters consciously act to ABSTAIN... Yet, JPM unilaterally counts all abstentions as if AGAINST **a shareholder-sponsored proposal** (irrespective of the voter's intent)" (emphasis added) (Exhibit 2, lines 19-21).

"[2] Abstaining voters do not follow management's recommendation AGAINST **a shareholder-sponsored item.** Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management" (emphasis added) (Exhibit 2, lines 22-23).

The Staff will take note how JPMorgan has deceptively ignored the critical qualifying references to "shareholder-sponsored proposal" and "shareholder-sponsored item" in each of these key paragraphs of the Proposal. These are crucial omissions of critical context for all that follows; namely, that the Proposal only speaks here in reference to shareholder-sponsored items. Set in the true context of the Proposal, every element stated is accurate, mathematically based, and fair; thus, no part of the Proposal is false or misleading.

Based on this manipulation of the data it chooses to report, the Company makes a host of generalized assertions throughout its No-Action request regarding the Proposal that are neither accurate reflections of the Proponent's intent, nor truthful reflections of the Proposal's content.

Thus, rather than the Proposal being "premised on an objectively false rationale," it is in fact the Company's No-Action request that: "when taken as a whole, [is] materially false and misleading."

(D9)

On page 14 the Company maintains that: "the Supporting Statement contains no less than four assertions that a voting standard that counts abstentions as votes cast serves to 'arbitrarily and unilaterally switch[]' abstentions, is 'irrespective of the voter's intent,' is 'arbitrary,' and 'artificially' 'advantages management's slate of directors'" (Exhibit , page 14, lines 5-9).

1. As with ignoring the critical context "shareholder-sponsored," seen above, the Company here has extracted these elements in a way that changes their meaning. The fact of the matter is that the Proposal talks about the realities of two mathematical formulas; it does not express opinions, make assertions, or pass judgments.

   By the Company's own admission, for all but the board election the effect of an abstain vote is the same as a vote against the item; thus, it invariably follows that:

   (a) Being true across-the-board, it is "unilateral" – i.e., it always goes in one direction.

   (b) As discussed earlier, not all voters have the same intent, so it is a statement of fact that regardless of intent, the vote is "switched" to be the same as a vote against an item.

   (c) Given that there is no rationale to support the assumption that every abstaining voter wants to have their vote counted as "against," doing so can legitimately (according to Merriam-Webster) be described as "arbitrary," one definition of which is: "existing or coming about seemingly at random."

   (d) Not counting abstentions in board elections creates a mathematically higher vote tally which "advantages management's slate of directors." This is demonstrably "artificial" when all other categories of vote are lowered by the use of a different vote formula that includes abstentions in the denominator.

(D10)

Throughout these arguments, the Company repeats or references a series of either inaccurate or, at best, contradictory or confusing statements, which revolve around the theme that "Company/Management votes are all treated the same as shareholder votes."

However, we know that abstentions are *not* counted in the vote-counting formula for director elections, whereas they are counted in the vote-counting formula for all other items.

This distinction lies at the heart of the Proposal: that there are two vote-counting formulas in use, and that Management-Sponsored Proposal #1, the board election, is counted differently than other management-sponsored proposals and all shareholder-sponsored proposals.

Thus, when one reviews a sampling of Company statements from the No-Action request, we observe:

1. "Put simply, the voting standard described in the Company's proxy materials counts all abstentions as votes against a proposal, **regardless of the sponsor**" (emphases added) (Exhibit 1, page 15, lines 10-12).

   Item #1 asserts a false categorical: "counts all abstentions as votes against a proposal, **regardless of the sponsor**."

   This statement is false, and can never be true so long as management is the sponsor of Management-Sponsored Proposal #1 (the board election), and abstentions are not counted in that election but are in all other votes.

2. "when, in fact, the standard described above is followed for all proposals, *other than the election of directors*, regardless of whether a proposal is a Company proposal or a shareholder proposal" (emphases added) (Exhibit 1, page 14, lines 24-26).

   Item #2 is contradictory and confusing: it first asserts a universal proclamation: "followed for all proposals;" reverses itself: "*other than the election of directors*;" then (the prior exception notwithstanding) asserts another universal proclamation: "regardless of whether a proposal is a Company proposal or a shareholder proposal"

   One cannot properly make categorical statements when they are not categorically true.

This statement from the Company's No-Action request travels all over the map, and yet, despite its contradictions and questionable assertions was used by the Company to argue that elements of the Proposal were factually wrong – when the Proposal was entirely accurate and correct.

3. "further, abstentions are counted as votes against Company proposals, as well" (emphasis added) (Exhibit 1, page 15, lines 9-10).

   Item #3 again asserts a false categorical: "abstentions are counted as votes against Company proposals, as well."

   This is an inaccurate statement because the board election is Company-sponsored Proposal #1, and it does not have abstentions included in its vote-counting formula.

4. "there is no 'internal inconsistency' in the vote standard applied to management proposals versus that applied to shareholder proposals – for each, abstentions are counted as votes against the proposal" (Exhibit 1, page 16, lines 26-28).

   Item #4 asserts a grand false categorical: "there is no 'internal inconsistency' in the vote standard applied" and "for each, abstentions are counted as votes against the proposal."

   This highly insistent – though entirely wrong and, therefore, misleading – assertion is raised as an absolute pronouncement in the Company's closing argument to the Staff. As it would have shareholders, and as it would have Staff, the Company wishes us to believe there is absolute consistency in vote-counting at JPMorgan Chase & Co. when there is, in fact, a two-tier voting system that advantages one category over another.

   By definition, when two things are different they are not consistent. The existence of two vote-counting formulas at JPMorgan creates a differential in vote outcomes, boosting one and lowering the other.

In these four instances and throughout the No-Action request, the picture being painted is that all votes are handled the same, that all sponsors are treated equally, and that company- or management-sponsored items are all treated the same as shareholder-sponsored items . . . *except* when they are not, on the board election.

This obvious exception is the entire point of the shareholder Proposal – that the choice of vote-counting formula on Management-Sponsored Proposal #1 (board election) advantages management's slate of directors, while the choice of a different vote-counting formula on shareholder-sponsored proposals disadvantages shareholders by lowering those votes.

While the different vote-counting formula also lowers the vote tally on other management-sponsored proposals (besides board election), the effect of counting abstentions tends to have a differential impact on management vis-à-vis shareholders. This is because management enjoys a "bully pulpit" such that management-sponsored items receive, on average, significantly higher votes than the average shareholder-sponsored item. Thus, the effect of counting abstentions as if against an item has a proportionally higher negative impact on shareholder-sponsored items, which is why they receive more attention in the Proposal.

(D11)

Next, JPMorgan cites three no-action letters, none of which support the Company's contentions.

1. In *State Street Corporation* (Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (i. e., to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading (Exhibit 1, page 15, lines 19-25; and page 16, lines 1-3).

This determination is not relevant because the Proposal at hand does not refer to a nonexistent section of law as was the case in *State Street Corporation.*

2. See also *General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as "more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9) (Exhibit 1, page 16, lines 3-7).

General Magic, Inc. is also not relevant because, as has been demonstrated above, the vote-counting Proposal does not defame the Company; it simply highlights the two different vote-counting formulas in use by the Company, their calculated effects, and seeks to offer shareholders a vote on the matter.

3. In *Alaska Air Group, Inc.* (Feb. 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9 (Exhibit 1, page 16, lines 7-16).

Alaska Air Group, Inc. is not relevant in the sense that the proposal there referred to employee stockholders in the company 401(k) as "shareholders" when technically they were not. That was a factual error that had legal meaning, and as such the proposal was omitted. However, such is not the case with this vote-counting Proposal.

What is entirely relevant about *Alaska Air Group, Inc.* that we wish to cite and bring to Staff's attention in relation to the JPMorgan No-Action request is that *Alaska Air Group* establishes a clear precedent that the standard for "false and misleading" is something that is objectively in the realm of a tangible, factual, error.

Not one element of the discussion around the vote-counting Proposal centers on a tangible, factual, error – in fact, the Company's assertions all seem to rest on selective quotes and material omissions that upon examination have each shown the Company to be misleading, not the Proponent. Even so, everything alleged by the No-Action request falls under the category of the Company's subjective opinion, not tangible fact.

The only tangible facts are those the Proponent has brought forward: including the two different vote-counting formulas; the calculated effect that different methods of vote-counting have on vote outcomes; and the fact that the board election is Management-Sponsored Proposal #1, and therefore is a company-sponsored or management-sponsored proposal that cannot be quietly segregated from other management-sponsored proposals in order to make inaccurate assertions about equivalence between management and shareholders across-the-board.

(D12)

The last paragraph on page 16 (Exhibit 1, page 16, lines 17-36) incorporates the Company's closing arguments. Unfortunately, one observes that the statements there represent a crescendo of hyperbole, false supposition, inaccurate quotes and attributions, and materially misleading omissions and assertions.

Taking the elements of the paragraph in sequence:

"As with the proposals in the Staff no-action letters discussed above, the Supporting Statement purports to provide shareholders with the purpose and intent of the Proposal – that the Company's vote-counting method is "internally inconsistent" and "calls for the use of the fair and consistent SEC Standard across-the-board." However, as discussed above, this statement (and the numerous other similar statements throughout the Supporting Statement) is objectively false" (Exhibit 1, page 16, lines 17-22).

- First, the Company misquotes the Proposal, by not representing *SEC Standard* in italics as the Proposal does throughout. It was consistently shown this way in following established conventions of formal writing, so as to consistently identify it as a phrase that was associated with the definition outlined in the Proposal.

- It is an incontrovertible fact that a different vote-counting formula applies to board elections than to other categories of vote. The Company acknowledges this in its proxy as well as in the No-Action request. By definition, the existence of a two-part voting system is not consistent, and its perpetuation is the result of an internal policy or set of policies; hence, it is accurately described as "internally inconsistent."

  These are observed facts which cannot be termed "objectively false." For the Company to do so must be seen as an outright mischaracterization.

- That there is an SEC standard that results in votes being counted a certain way for the purpose of determining eligibility for resubmission of a shareholder-sponsored proposal is also an objective fact, not subject to speculation.

  What is subject to speculation is why the Company persists in misrepresenting the Proposal's intent by claiming it asserts that which it clearly does not.

  Nowhere does the Proposal assert that the SEC mandates how votes must be counted, other than for purposes of determining resubmission eligibility.

Exhibit 7 | No-Action Response

(line numbers & highlights added)

What the Proposal does do is ask for the Company to use the same simple majority formula for all its vote counting as is used for determining the eligibility for resubmission of a shareholder-sponsored proposal.

"First, there is no '*SEC Standard*' for counting votes on shareholder or management proposals" (Exhibit 1, page 16, lines 22-23).

- Clearly a false and misleading statement since, as discussed just above, there most decidedly is a formula required by the SEC, that is a standard, which results in votes being counted a certain way for the purpose of determining eligibility for resubmission of a shareholder-sponsored proposal.

"Second, the Company's standard for counting votes on proposals other than for the election of directors is clearly explained to shareholders in its proxy materials and is applied consistently across both management-sponsored and shareholder-sponsored proposals" (Exhibit 1, page 16, lines 23-26).

- This is an irrelevant non sequitur, since whether or not the Company disclosed how it counts votes was never part of the Proposal or discussion.

  In fact, the Proposal quoted excerpts from the Company's proxy on how it counts the two different categories of vote – thus, it has not been suggested that the Company did not explain or disclose these activities.

"Third, there is no 'internal inconsistency' in the vote standard applied to management proposals versus that applied to shareholder proposals – for each, abstentions are counted as votes against the proposal" (Exhibit 1, page 16, lines 26-28).

- First, the Company misquotes the Proposal, the words "internal inconsistency" do not appear there.

- Second, this assertion is duplicative of what was maintained in the first part of the paragraph, and as reported there it is an incontrovertible fact that a different vote-counting formula applies to board elections than to other categories of vote. This is inconsistent, and it is the result of internal policies.

  This is an objective, logical truth. The two vote formulas are not consistent, and the practice of using both is internal to the Company or proxy.

- Third, this assertion is patently false and misleading, because the board election is Management-Sponsored Proposal #1, and abstentions are <u>not</u> counted as votes against that proposal.

"Fourth, the Company does not (and never has) 'arbitrarily and universally switched' shareholder votes" (Exhibit 1, page 16, lines 28-29).

- This is another instance of selective quoting which relies on material omission to make its point (seen numerous times elsewhere in the Company's No-Action request). The accurate quote is:

  "Thoughtful voters who choose to ABSTAIN should not have their choices arbitrarily and universally switched as if opposing a matter" (emphasis added) (Exhibit 2, lines 16-17).

  Please note that "as if opposing a matter" is substantially similar to the language the Company uses to describe the effect of choosing to abstain.

  Marking the ABSTAIN box on a ballot, and having the vote counted just as if the AGAINST box had been marked, clearly represents a switch. However, nowhere does the Proposal suggest that this is not legal or that the practice has not been fully disclosed – simply that it happens.

  The intent of the Proposal is for shareholders to clearly understand that this is the effect of the Company's current vote-counting policies, and to vote on whether or not they wish it to remain that way.

"The Company believes that the numerous and pervasive false and misleading statements in the Supporting Statement, when taken together as a whole with the Proposal, renders the entire Proposal materially false and misleading under Rule 14a-9. Specifically, the entire rationale for the Proposal, as set forth in the Supporting Statement, is materially false and misleading. As such, if included in the 2014 Proxy Materials, shareholders would be materially misled about the Commission's rules, the operation of the Company's current voting standard, and the effect of the Proposal, if implemented" (Exhibit 1, page 16, lines 29-36).

- For the record, the only false or misleading statements we observe have been in the Company's No-Action request, which has been rather heavily laced with them.

- The rationale for the Proposal is clear, articulate, and grounded in verifiable fact regarding the mathematical effect of vote-counting formulas on vote outcomes.

- The Company, on the other hand, has repeatedly made blatant assertions as if true which proved to be tangibly false, confusing, contradictory, or verifiably inaccurate.

Therefore – especially given the very high threshold for exclusion based on a charge of "false and misleading," and the complete absence of substantiating evidence that relate to tangible errors of fact in the Proposal, the Company's No-Action request should be denied.

(E)
In Closing

While the Proponents' feel that the Proposal as written is accurate, fair, informative, and well suited for shareholder consideration, we are open to making reasonable modifications to the Proposal should Staff feel they are warranted and would help avoid even the appearance of its being misleading.

(E2)

In conclusion, the Proposal:

- Provides a clear and accurate description of the vote-counting formula that is required for determining the eligibility for resubmission of shareholder-sponsored proposals.

- Appropriately references this simple majority formula in an entirely consistent and fair way that follows the established conventions of formal writing.

- Asks the Company to adopt this simple majority formula across-the-board for counting votes at JPMorgan.

- Does not suggest that this simple majority formula is already mandated, or that the Company's current practices are not legal.

- Describes the two-formula system the Company currently uses to count management-sponsored and shareholder-sponsored proposals.

- Describes the observed effect and outcomes that result from mathematically applying these two formulas to vote-counting at JPMorgan.

- Encourages fellow shareholders to vote FOR this corporate governance item.

(E3)

In contrast, the Company has not substantiated its claims against the Proposal and has only attempted to do so by voicing its own opinion, citing determinations which are not relevant to this discussion, and misquoting the Proposal in ways that substantively and misleadingly distort its original meaning.

The Company did not ground any of its claims with relevant citation, and instead voiced opinion and opposing points of view which do not meet the normal burden of proof for justifying an exclusion, much less the more rigorous standard for "false and misleading," which must involve instances where a fact or facts stated are objectively false.

In particular, we feel that the JPMorgan No-Action request is fatally flawed because:

1. It was established that the Proposal was submitted in a timely way, that the Proponents are Mercy Rome and the Equality Network Foundation, and that Investor Voice represented Rome and the Foundation for these submissions.

2. Investor Voice was fully authorized to represent Rome & the Foundation when it made the submissions; and the Company had in its possession at the time of the filing deadline a pre-existing, valid, and in-force authorization from Ms. Rome for Investor Voice that it had received as a result of a prior filing.

3. The Proponents' Letters of Authorization are complete and permissible. There is no provision under 14a-8 that supports the requirements imagined by the Company, and JPMorgan fails to cite any authority in support of its assertions regarding same.

4. The Company engaged in highly selective out-of-context quoting, and made notable errors of omission which led to the Company issuing characterizations of the Proposal that were neither fair nor accurate representations of either the Proposal, or the Proponents' intent. The Company's arguments, which relied on these inaccurate representations for their basis, are not valid.

5. Not one of the determinations cited by the Company is relevant to the fact-set of this Proposal, or supportive of the Company's claims and assertions.

6. The Company makes multiple statements in its No-Action request (in regard to the effect of abstentions on voting) which lack coherence and are contradictory or confusing. JPMorgan issues categorical claims then undermines these claims with other admissions, in ways that clearly demonstrate "internal inconsistency." The existence of these discrepancies is

Exhibit 7 | No-Action Response

(line numbers & highlights added)

the seminal point that the Proposal seeks to raise, and to engage shareholder discussion on.

7. Despite Company assertions to the contrary, the Proposal is grounded in observable fact regarding the vote formulas used and their mathematical effect on vote outcomes.

8. The *Alaska Air Group, Inc.* (Feb. 19, 2004) no-action determination highlighted the rigorously high threshold of proof that is required to substantiate an allegation of "false and misleading." The *Alaska* determination established a clear precedent that the requirement for "false and misleading" is something that is objectively in the realm of a tangible, factual, error.

   No such factual errors are present in the Proposal.

(E4)

As a result of this analysis, we respectfully submit that JPMorgan has clearly failed to meet its burden of proof on any grounds, much less in regard to allegations of "false & misleading." For these reasons we believe that the Company's No-Action request should be firmly denied and that the entirety of the Proposal should be included in the Company's 2014 proxy.

We very much appreciate the time and attention given by Staff to the important and emerging corporate governance issue of vote-counting.

If you should have questions or need additional information, please contact me at (206) 522-3055 or team@InvestorVoice.net. Should Staff not concur with the Proponents' position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response. Thank you.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc: Exhibits 1-14

cc: Mercy Rome
Charles Gust, Equality Network Foundation
Tony Horan - JPM <Anthony.Horan@chase.com>
Martin Dunn - MoFo <MDunn@mofo.com>